MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 393

     The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 393 on May 20, 2003. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

    Cover Page. The date of the Prospectus has been completed.

     Pages 2-8. "The Summary of Essential Financial Information" and "Fee Table"
                have been completed.

    Pages 9-25. Revisions have been made and the portfolios have been completed.

   Pages 26-42. The descriptions of the issuers of the Securities have been completed.

   Pages 43-45. The Report of Independent Certified Public Accountants and
                Statements of Condition have been completed.





                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 2
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 393

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER           VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy   Attention: A. Thomas Smith III
         111 West Monroe Street       1 Parkview Plaza
         Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on May 20, 2003 pursuant to Rule 487.



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.




BIOTECHNOLOGY & PHARMACEUTICAL
  PORTFOLIO, SERIES 23

COHEN & STEERS REIT INCOME PORTFOLIO,
  SERIES 7

ENERGY PORTFOLIO, SERIES 7

FINANCIAL INSTITUTIONS
  PORTFOLIO, SERIES 18

MORGAN STANLEY CONSUMER INDEXSM
  PORTFOLIO, SERIES 10

MORGAN STANLEY TECHNOLOGY INDEXSM
  PORTFOLIO, SERIES 29

PREFERRED SECURITIES PORTFOLIO, SERIES 1

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 393 includes the unit investment trusts described above (the "Portfolios"). The Cohen & Steers REIT Income Portfolio seeks high current income by investing in a diversified portfolio of dividend-paying real estate investment trusts. The Preferred Securities Portfolio seeks an attractive level of current income by investing in a diversified portfolio primarily consisting of preferred securities. Each other Portfolio seeks capital appreciation and, in some cases, dividend income by investing in a diversified portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                  MAY 20, 2003


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  MAY 20, 2003

                                                                            COHEN &
                                                        BIOTECHNOLOGY &     STEERS                          FINANCIAL
                                                        PHARMACEUTICAL    REIT INCOME        ENERGY       INSTITUTIONS
PUBLIC OFFERING PRICE                                      PORTFOLIO       PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                         ------------    ------------     ------------    ------------
Aggregate value of Securities per Unit (1)               $      9.900    $      9.900    $      9.900     $      9.900
Maximum first year sales charge (2)                             0.295           0.295           0.295            0.295
  Less first year deferred sales charge                         0.135           0.135           0.135            0.135
  Less creation and development fee                             0.060           0.060           0.060            0.060
Public offering price per Unit (3)                       $     10.000    $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                                    14,529          15,291          14,782           14,692
Aggregate value of Securities (1)                        $    143,830    $    151,373    $    146,342     $    145,448
Estimated initial distribution per Unit (5)              $       0.07    $       0.10    $       0.17     $       0.16
Estimated annual income per Unit in first year (5)       $    0.09427    $    0.63106    $    0.20743     $    0.21256
Redemption price per Unit (6)                            $      9.765    $      9.765    $      9.765     $      9.765
Classic Cash CUSIP (Special Redemption) (7)               92116M-71-1     92116M-77-8     92116M-79-4      92116M-83-6
Classic ARO CUSIP (Special Redemption) (7)                92116M-72-9     92116M-78-6     92116M-80-2      92116M-84-4
Regular Cash CUSIP (7)                                    92116M-73-7     92116M-75-2     92116M-81-0      92116M-85-1
Regular ARO CUSIP (7)                                     92116M-74-5     92116M-76-0     92116M-82-8      92116M-86-9
FeeDom Cash CUSIP (7)                                             N/A             N/A             N/A              N/A
FeeDom ARO CUSIP (7)                                              N/A             N/A             N/A              N/A


GENERAL INFORMATION
Initial Date of Deposit........................................May 20, 2003
Special Redemption Date--Preferred Securities Portfolio........November 18, 2004
Special Redemption Date--All Other Portfolios..................August 18, 2004
Mandatory Termination Date--Preferred Securities Portfolio.....November 18, 2008
Mandatory Termination Date--All Other Portfolios...............May 17, 2005
Record Dates--Cohen & Steers REIT Income
    Portfolio and Preferred Securities Portfolio (8)...........10th day of each month
Distribution Dates--Cohen & Steers REIT Income
    Portfolio and Preferred Securities Portfolio (8)...........25th day of each month
Record Dates--All Other Portfolios (8).........................June 10 and December 10
Distribution Dates--All Other Portfolios (8)...................June 25 and December 25


--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2)For the Preferred Securities Portfolio, you will pay a maximum sales charge of 4.95% of the Public Offering Price per Unit which consists of an initial sales charge, a deferred sales charge and a creation and development fee. For all other Portfolios, you will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge, a deferred sales charge and a creation and development fee; if you hold Units bearing a Regular CUSIP, you will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. The sales charges are described in the "Fee Table".

(3)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately six months for the Preferred Securities Portfolio and three months for all other Portfolios). The estimated amount for each Portfolio is described in the "Fee Table". The Public Offering Price will also include any accumulated income or cash in the Income or Capital Accounts of a Portfolio.

(4)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5)This estimate is based on the most recently declared dividends or scheduled income payments. The actual annual income distribution you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in income received and with the call, maturity or sale of Securities. The estimated annual distribution after the first year is expected to be less than that set forth above for the first year because a portion of the Securities included in each Portfolio will be sold during the first year to pay for organization costs and the deferred sales charge. Securities will also be sold to pay regular fees and expenses during each Portfolio's life.

(6)The redemption price is reduced by any remaining first year deferred sales charge. Units redeemed prior to the Special Redemption Date will not be reduced by any second year deferred sales charge regardless of CUSIP number. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.

(7)If you purchase Units designated with a Classic CUSIP number or a FeeDom CUSIP number, you are electing to have your Units automatically redeemed on the Special Redemption Date set forth above. See "Rights of Unitholders--Special Redemption for Classic and FeeDom CUSIPs". Units designated with a Regular CUSIP number will remain outstanding for the full term of a Portfolio unless you redeem them earlier. Units with a FeeDom CUSIP number are used for purchases in certain qualified fee-based brokerage accounts as described under "Fee Accounts". If you purchase Units designated with a Cash CUSIP number, you will receive distributions in cash and if you purchase Units designated with an ARO CUSIP number, your distributions will be reinvested into additional Units of your Portfolio.

(8)The initial distribution for the Cohen & Steers REIT Income Portfolio and Preferred Securities Portfolio is scheduled to occur on July 25, 2003 to Unitholders of record on July 10, 2003 and distributions will occur monthly thereafter. The initial distribution for all other Portfolios is scheduled to occur on March 25, 2004 to Unitholders of record on March 10, 2004 and distributions will occur in June and December thereafter.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  MAY 20, 2003

                                                                            MORGAN           MORGAN
                                                                            STANLEY          STANLEY
                                                                           CONSUMER        TECHNOLOGY       PREFERRED
                                                                             INDEX            INDEX        SECURITIES
PUBLIC OFFERING PRICE                                                      PORTFOLIO        PORTFOLIO       PORTFOLIO
                                                                         ------------     ------------    ------------
Aggregate value of Securities per Unit (1)                               $      9.900    $      9.900     $      9.900
Maximum first year sales charge (2)                                             0.295           0.295            0.495
  Less first year deferred sales charge                                         0.135           0.135            0.335
  Less creation and development fee                                             0.060           0.060            0.060
Public offering price per Unit (3)                                       $     10.000    $     10.000     $     10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                                                    14,844          14,588           14,989
Aggregate value of Securities (1)                                        $    146,951    $    144,415     $    148,384
Estimated initial distribution per Unit (5)                              $       0.14    $       0.02     $       0.06
Estimated annual income per Unit in first year (5)                       $    0.19049    $    0.03564     $    0.67753
Redemption price per Unit (6)                                            $      9.765    $      9.765     $      9.565
Classic Cash CUSIP (Special Redemption) (7)                               92116P-10-2     92116P-14-4              N/A
Classic ARO CUSIP (Special Redemption) (7)                                92116P-11-0     92116P-15-1              N/A
Regular Cash CUSIP (7)                                                    92116P-12-8     92116P-16-9      92116P-22-7
Regular ARO CUSIP (7)                                                     92116P-13-6     92116P-17-7      92116P-23-5
FeeDom Cash CUSIP (7)                                                             N/A             N/A      92116P-24-3
FeeDom ARO CUSIP (7)                                                              N/A             N/A      92116P-25-0

GENERAL INFORMATION
Initial Date of Deposit........................................May 20, 2003
Special Redemption Date--Preferred Securities Portfolio........November 18, 2004
Special Redemption Date--All Other Portfolios..................August 18, 2004
Mandatory Termination Date--Preferred Securities Portfolio.....November 18, 2008
Mandatory Termination Date--All Other Portfolios...............May 17, 2005
Record Dates--Cohen & Steers REIT Income
    Portfolio and Preferred Securities Portfolio (8)...........10th day of each month
Distribution Dates--Cohen & Steers REIT Income
    Portfolio and Preferred Securities Portfolio (8)...........25th day of each month
Record Dates--All Other Portfolios (8).........................June 10 and December 10
Distribution Dates--All Other Portfolios (8)...................June 25 and December 25


--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2)For the Preferred Securities Portfolio, you will pay a maximum sales charge of 4.95% of the Public Offering Price per Unit which consists of an initial sales charge, a deferred sales charge and a creation and development fee. For all other Portfolios, you will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge, a deferred sales charge and a creation and development fee; if you hold Units bearing a Regular CUSIP, you will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. The sales charges are described in the "Fee Table".

(3)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately six months for the Preferred Securities Portfolio and three months for all other Portfolios). The estimated amount for each Portfolio is described in the "Fee Table". The Public Offering Price will also include any accumulated income or cash in the Income or Capital Accounts of a Portfolio.

(4)At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5)This estimate is based on the most recently declared dividends or scheduled income payments. The actual annual income distribution you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in income received and with the call, maturity or sale of Securities. The estimated annual distribution after the first year is expected to be less than that set forth above for the first year because a portion of the Securities included in each Portfolio will be sold during the first year to pay for organization costs and the deferred sales charge. Securities will also be sold to pay regular fees and expenses during each Portfolio's life.

(6)The redemption price is reduced by any remaining first year deferred sales charge. Units redeemed prior to the Special Redemption Date will not be reduced by any second year deferred sales charge regardless of CUSIP number. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.

(7)If you purchase Units designated with a Classic CUSIP number or a FeeDom CUSIP number, you are electing to have your Units automatically redeemed on the Special Redemption Date set forth above. See "Rights of Unitholders--Special Redemption for Classic and FeeDom CUSIPs". Units designated with a Regular CUSIP number will remain outstanding for the full term of a Portfolio unless you redeem them earlier. Units with a FeeDom CUSIP number are used for purchases in certain qualified fee-based brokerage accounts as described under "Fee Accounts". If you purchase Units designated with a Cash CUSIP number, you will receive distributions in cash and if you purchase Units designated with an ARO CUSIP number, your distributions will be reinvested into additional Units of your Portfolio.


(8)The initial distribution for the Cohen & Steers REIT Income Portfolio and Preferred Securities Portfolio is scheduled to occur on July 25, 2003 to Unitholders of record on July 10, 2003 and distributions will occur monthly thereafter. The initial distribution for all other Portfolios is scheduled to occur on March 25, 2004 to Unitholders of record on March 10, 2004 and distributions will occur in June and December thereafter.





                                    FEE TABLE

                                                          COHEN & STEERS
                                                       REIT INCOME PORTFOLIO
                                                    ---------------------------
                                                     AS A % OF
                                                      PUBLIC          AMOUNT
                                                     OFFERING         PER 100
                                                       PRICE           UNITS
                                                   ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                1.000%   $      10.000
 Deferred sales charge in first year (2)                 1.350%   $      13.500
 Creation and development fee (3)                        0.600%   $       6.000
                                                   ------------    ------------
   Maximum first year sales charge                       2.950%   $      29.500
                                                   ============    ============
 Deferred sales charge in second year (2)                1.550%   $      15.500
                                                   ------------    ------------
   Total sales charge                                    4.500%   $      45.000
                                                   ============    ============
 Maximum sales charge on reinvested distributions        0.000%   $       0.000
                                                   ============    ============

                                                      AS A %          AMOUNT
                                                      OF NET          PER 100
                                                      ASSETS           UNITS
                                                   ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                         0.287%   $       2.803
                                                   ============    ============

ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                     0.220%   $       2.147
Supervisory fee (5)                                      0.051%   $       0.500
Bookkeeping and administrative fees                      0.015%   $       0.150
                                                   ============    ============
Estimated annual expenses                                0.286%   $       2.797
                                                   ============    ============

                                                                    AMOUNT PER
                                                                     100 UNITS
                                                                   ------------
ESTIMATED COSTS OVER TIME
One year                                                          $          35
Three years                                                       $          80
Five years                                                        $         128
Ten years                                                         $         254


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from September 10, 2003 through February 9, 2004. The second year deferred sales charge accrues daily from September 10, 2004 through December 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.

(5)The Cohen & Steers REITIncome Portfolio assesses this fee as a percentage (0.05%) of the average daily net asset value.





                                    FEE TABLE

                                                                  BIOTECHNOLOGY &
                                                                   PHARMACEUTICAL                      ENERGY
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year (2)                         1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested distributions                 0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.320%   $       3.125          0.489%   $       4.777
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.136%   $       1.328          0.159%   $       1.553
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.177%   $       1.728          0.200%   $       1.953
                                                            ============    ============    ============    ============

                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          36
Three years                                                                $          78                   $          82
Five years                                                                 $         123                   $         130
Ten years                                                                  $         245                   $         256


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from September 10, 2003 through February 9, 2004. The second year deferred sales charge accrues daily from September 10, 2004 through December 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.





                                    FEE TABLE

                                                                                                   MORGAN STANLEY
                                                               FINANCIAL INSTITUTIONS              CONSUMER INDEX
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year (2)                         1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested distributions                 0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.504%   $       4.924          0.489%   $       4.777
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.159%   $       1.553          0.159%   $       1.553
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.200%   $       1.953          0.200%   $       1.953
                                                            ============    ============    ============    ============

                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          37                   $          36
Three years                                                                $          83                   $          82
Five years                                                                 $         131                   $         130
Ten years                                                                  $         257                   $         256


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from September 10, 2003 through February 9, 2004. The second year deferred sales charge accrues daily from September 10, 2004 through December 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.





                                    FEE TABLE

                                                         MORGAN STANLEY
                                                        TECHNOLOGY INDEX
                                                            PORTFOLIO
                                                   ---------------------------
                                                    AS A % OF
                                                     PUBLIC          AMOUNT
                                                    OFFERING         PER 100
                                                      PRICE           UNITS
                                                  ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                               1.000%   $      10.000
 Deferred sales charge in first year (2)                1.350%   $      13.500
 Creation and development fee (3)                       0.600%   $       6.000
                                                  ------------    ------------
   Maximum first year sales charge                      2.950%   $      29.500
                                                  ============    ============
 Deferred sales charge in second year (2)               1.550%   $      15.500
                                                  ------------    ------------
   Total sales charge                                   4.500%   $      45.000
                                                  ============    ============
 Maximum sales charge on reinvested distributions       0.000%   $       0.000
                                                  ============    ============

                                                     AS A %          AMOUNT
                                                     OF NET          PER 100
                                                     ASSETS           UNITS
                                                  ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                        0.489%   $       4.777
                                                  ============    ============

ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                    0.134%   $       1.303
Supervisory fee (5)                                     0.051%   $       0.500
Bookkeeping and administrative fees                     0.015%   $       0.150
                                                  ============    ============
Estimated annual expenses                               0.200%   $       1.953
                                                  ============    ============

                                                                   AMOUNT PER
                                                                    100 UNITS
                                                                  ------------
ESTIMATED COSTS OVER TIME
One year                                                         $          36
Three years                                                      $          82
Five years                                                       $         130
Ten years                                                        $         256


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2)The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from September 10, 2003 through February 9, 2004. The second year deferred sales charge accrues daily from September 10, 2004 through December 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.


                                    FEE TABLE

                                                        PREFERRED SECURITIES
                                                              PORTFOLIO
                                                     ---------------------------
                                                      AS A % OF
                                                       PUBLIC          AMOUNT
                                                      OFFERING         PER 100
                                                        PRICE           UNITS
                                                    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                 1.000%   $      10.000
 Deferred sales charge (2)                                3.350%   $      33.500
 Creation and development fee (3)                         0.600%   $       6.000
                                                    ------------    ------------
   Maximum sales charge                                   4.950%   $      49.500
                                                    ============    ============
 Maximum sales charge on reinvested distributions         0.000%   $       0.000
                                                    ============    ============

                                                       AS A %          AMOUNT
                                                       OF NET          PER 100
                                                       ASSETS           UNITS
                                                    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                          0.155%   $       1.487
                                                    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                      0.121%   $       1.160
Supervisory fee (5)                                       0.078%   $       0.750
Bookkeeping and administrative fees                       0.016%   $       0.150
                                                    ------------    ------------
Estimated annual expenses                                 0.215%   $       2.060
                                                    ============    ============

                                                                     AMOUNT PER
                                                                      100 UNITS
                                                                    ------------
ESTIMATED COSTS OVER TIME
1 year                                                             $          53
3 years                                                            $          57
5 years                                                            $          61
5 1/2 years (life of portfolio)                                    $          62


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (4.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.335 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from December 10, 2003 through May 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full.


(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 180 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.

(5)The Preferred Securities Portfolio assesses this fee as a percentage (0.075%) of the average daily net asset value. Other fees are assessed as dollar amounts per Unit.





BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a portfolio primarily consisting of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed the Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, forensics and environmental cleanup and preservation.


   The healthcare sector currently represents approximately 15% of the Standard & Poor's 500 Index in terms of market value; the Portfolio may represent an attractive alternative for investors choosing to have a portion of their portfolio represented in this important sector. Earnings streams of companies in the healthcare tend in large part to be de-linked from the domestic economy as a whole. The healthcare sector may be defensive in nature; despite changes in the economy, approximately 280 million people live in the U.S. and are in need of quality healthcare. In addition to the U.S. market, many healthcare companies derive a significant portion of their profits from overseas markets. The proportion of U.S. gross domestic product spent on healthcare has continued to increase in many developed countries. Demographic trends may favor the healthcare sector. On one hand advances in technology have prolonged the average lifespan and on the other hand the aging of the "Baby Boomer" segment of the population has stimulated demand for pharmaceuticals and medical devices. As costs of healthcare continue to increase, the managed care industry is pressured to develop more sophisticated risk and cost-sharing programs and to process claims more quickly and accurately.


   There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.



PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         --------------
                BIOTECHNOLOGY
        165       Amgen, Inc.                              $        60.270            0.00%         $    9,944.55
        110       Biogen, Inc.                                      38.550            0.00               4,240.50
         35       Chiron Corporation                                40.250            0.00               1,408.75
         56       Genentech, Inc.                                   54.850            0.00               3,071.60
        134       Genzyme Corporation                               41.690            0.00               5,586.46
        152       Gilead Sciences, Inc.                             46.980            0.00               7,140.96
         84       IDEC Pharmaceuticals Corporation                  34.130            0.00               2,866.92
         85       MedImmune, Inc.                                   33.840            0.00               2,876.40
                HEALTH CARE EQUIPMENT & SUPPLIES
         70       Alcon, Inc.                                       41.530            0.00               2,907.10
         61       Boston Scientific Corporation                     47.590            0.00               2,902.99
         61       Medtronic, Inc.                                   48.400            0.52               2,952.40
         54       St. Jude Medical, Inc.                            53.500            0.00               2,889.00
         61       Zimmer Holdings, Inc.                             48.280            0.00               2,945.08
                HEALTH CARE PROVIDERS & SERVICES
         81       Aetna, Inc.                                       54.400            0.07               4,406.40
        139       Caremark Rx, Inc.                                 21.400            0.00               2,974.60
        156       Health Management Associates, Inc.                18.600            0.43               2,901.60
         31       UnitedHealth Group, Inc.                          94.300            0.13               2,923.30
                PHARMACEUTICALS
        104       Abbott Laboratories                               41.240            2.38               4,288.96
         41       Allergan, Inc.                                    71.980            0.50               2,951.18
+       136       Biovail Corporation                               42.610            0.00               5,794.96
        141       Eli Lilly and Company                             60.750            2.21               8,565.75
         89       Forest Laboratories, Inc.                         48.850            0.00               4,347.65
+       139       GlaxoSmithKline Plc                               40.870            2.79               5,680.93
        187       Johnson & Johnson                                 54.630            1.76              10,215.81
        151       Merck & Company, Inc.                             56.650            2.54               8,554.15
        577       Pfizer, Inc.                                      31.800            1.89              18,348.60
+        94       Teva Pharmaceutical Industries, Limited           46.620            0.63               4,382.28
        138       Wyeth                                             41.750            2.20               5,761.50
----------                                                                                          -------------
      3,332                                                                                         $  143,830.38
==========                                                                                          =============


See "Notes to Portfolios".


COHEN & STEERS REIT INCOME PORTFOLIO

    The Portfolio seeks high current income by investing in a diversified portfolio of dividend-paying real estate investment trusts (REITs) selected by Cohen & Steers Capital Management, Inc., the "Portfolio Consultant". The Portfolio is diversified among different publicly-traded REIT sectors, including but not limited to: office, apartment, industrial, and health care. The first step in the portfolio selection process is outlining the investment strategy for the Portfolio. Cohen & Steers draws upon extensive experience and insights from its property sector analysts. These analysts consider the following factors, among others: macro economics, property sectors, regional markets, capital markets and real estate fundamentals. The second step is analyzing the investment candidates. Focusing on both real estate and security fundamentals, the research analysts at Cohen & Steers have covered most major REITs since their initial public offering or before. It is during this step that the analysts review REITs for selection based on factors such as management, balance sheet, corporate structure, real estate portfolio and business plans. The final step in the selection process is for Cohen & Steers to apply proprietary analytical tools to choose the stocks for the portfolio. Some of the tools used during this step are valuation models, risk/return potential, diversification and liquidity.

    Malls, shopping centers, apartment buildings, health care centers, warehouses, offices and the like are often owned and managed by REITs. REITs of the type held by the Portfolio are publicly-traded companies that own, develop, acquire and/or operate income producing real estate properties. By combining the capital of many investors, a REIT can purchase all forms of real estate. Cohen & Steers believes that REITs allow individual investors to participate and benefit from the growing real estate industry. Cohen & Steers believes that improving stability in the real estate market, compelling market values and the search for less volatile investments in turbulent markets are prompting investors to look at REITs. In this current environment, Cohen & Steers believes that REITs may offer appealing investment characteristics, such as:

     o DIVIDENDS AND DIVIDEND GROWTH - REITs may offer a source of regular income. Each year REITs are required to distribute at least 90% of their taxable income as dividends to shareholders. Cohen & Steers believes that REITs have historically provided attractive total returns for many investors.

     o DIVERSIFICATION - Cohen & Steers believes that REITs may provide diversification to your overall portfolio as they have historically shown a relatively low price correlation to price movements of the overall stock and bond markets. In volatile markets, REITs may provide a way to add balance to your portfolio.

     o LONG TERM PERFORMANCE - Cohen & Steers believes that REITs (as measured by the NAREIT Equity Index) have generally delivered attractive long-term returns through various economic and market cycles.

     o SPECIALIZATION - Cohen & Steers believes that REITs can provide skilled and experienced management and typically specialize in either a specific type of property or geographic area. When combined, REITs can spread an investment among securities of different issuers in different REIT sectors, which may offer reduced risk or volatility compared to investing in individual REITs.

     o LIQUIDITY - Because REIT shares are traded on major stock exchanges, they are generally highly liquid.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

    THE PORTFOLIO CONSULTANT. Founded in 1986, Cohen & Steers Capital Management Inc. is among the largest real estate securities managers in the REIT business, both in terms of assets under management and the size of the team that handles some of the world's largest pension, endowment funds, and investment companies. Cohen & Steers is recognized among the industry leaders and one of its foremost innovators. Cohen & Steers has extensive investment experience, substantial research capabilities and strong trading relationships in the real estate industry. Cohen & Steers also acts as Supervisor of the Portfolio. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolio is not a managed fund and will generally not sell or replace Securities. Please refer to "Objectives and Securities Selection" for a discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolio.




PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         --------------
                APARTMENT
        186       Archstone-Smith Trust                    $        24.170            7.07%         $    4,495.62
        106       Avalonbay Communities, Inc.                       42.490            6.59               4,503.94
         91       BRE Properties, Inc.                              32.580            5.99               2,964.78
        126       Camden Property Trust                             35.180            7.22               4,432.68
        218       Equity Residential                                27.080            6.39               5,903.44
         84       Home Properties of New York, Inc.                 35.680            6.84               2,997.12
                HEALTH CARE
         76       Health Care Property Investors, Inc.              38.980            8.52               2,962.48
        216       Ventas, Inc.                                      13.750            7.78               2,970.00
                INDUSTRIALS
        217       AMB Property Corporation                          27.500            6.04               5,967.50
        165       Keystone Property Trust                           17.900            7.26               2,953.50
        218       Prologis                                          27.290            5.28               5,949.22
                OFFICE
        236       Arden Realty, Inc.                                25.550            7.91               6,029.80
        144       Boston Properties, Inc.                           41.320            6.10               5,950.08
        107       CarrAmerica Realty Corporation                    27.860            7.18               2,981.02
        333       Equity Office Properties Trust                    26.910            7.43               8,961.03
         88       Mack Cali Realty Corporation                      33.500            7.52               2,948.00
        210       Prentiss Properties Trust                         28.060            7.98               5,892.60
         88       SL Green Realty Corporation                       33.890            5.49               2,982.32
        181       Vornado Realty Trust                              41.000            6.63               7,421.00
                OFFICE/INDUSTRIALS
        232       Kilroy Realty Corporation                         25.510            7.76               5,918.32
        183       Liberty Property Trust                            32.520            7.38               5,951.16
        154       Reckson Associates Realty Corporation             19.300            8.80               2,972.20
                REGIONAL MALL
         68       CBL & Associates Properties, Inc.                 44.130            5.94               3,000.84
         77       General Growth Properties, Inc.                   59.000            4.88               4,543.00
        131       Macerich Company                                  34.240            6.66               4,485.44
        212       Mills Corporation                                 32.090            7.04               6,803.08
         83       Rouse Company                                     36.250            4.63               3,008.75
        196       Simon Property Group, Inc.                        37.990            6.32               7,446.04
                SELF STORAGE
         87       Public Storage, Inc.                              34.250            5.26               2,979.75
                SHOPPING CENTER
        158       Developers Diversified Realty Corporation         28.350            5.78               4,479.30
        120       Kimco Realty Corporation                          37.350            5.78               4,482.00
         75       Pan Pacific Retail Properties, Inc.               39.580            5.15               2,968.50
        126       Ramco-Gershenson Properties Trust                 24.350            6.90               3,068.10
----------                                                                                          -------------
      4,992                                                                                         $  151,372.61
==========                                                                                          =============


See "Notes to Portfolios".



ENERGY PORTFOLIO

    The Portfolio seeks to increase the value of your investment and provide dividend income by investing in stocks of energy companies. The energy sector is one of the elements of the Standard & Poor's 500 Index, currently representing approximately 6% of the market value of that index. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. We selected stocks for a variety of reasons including industry position, growth potential and valuation. The energy industry consists of companies active in the extraction and refining of natural resources worldwide. Within the industry, the crude petroleum and natural gas sectors are made up of companies that operate oil and gas field properties, including the extraction of oil, the production of gas and hydrocarbon liquids, integrated oil and gas companies, oil and gas production and exploration companies, and companies involved in energy equipment and services. The portfolio may include distributors and large multinational firms in both oil and natural gas industries, integrated oil and gas companies, oil and gas production and exploration companies, and companies involved in energy equipment and services.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         --------------
                ENERGY EQUIPMENT & SERVICES
        122       Baker Hughes, Inc.                       $        30.280            1.52%         $    3,694.16
        340       Diamond Offshore Drilling, Inc.                   21.260            2.35               7,228.40
        124       ENSCO International, Inc.                         29.300            0.34               3,633.20
        180       FMC Technologies, Inc.                            20.290            0.00               3,652.20
+       309       GlobalSantaFe Corporation                         23.350            0.64               7,215.15
        314       Halliburton Company                               23.210            2.15               7,287.94
        124       Helmerich & Payne Limited                         29.500            1.08               3,658.00
+        85       Nabors Industries, Inc.                           42.950            0.00               3,650.75
        153       Rowan Companies, Inc.                             23.850            0.00               3,649.05
+       157       Schlumberger, Ltd.                                46.950            1.60               7,371.15
+       328       Transocean, Inc.                                  22.200            0.00               7,281.60
+        85       Weatherford International, Ltd.                   43.270            0.00               3,677.95
                OIL & GAS
+       363       BP Plc                                            40.100            3.74              14,556.30
        111       ChevronTexaco Corporation                         66.310            4.22               7,360.41
        286       ConocoPhillips                                    51.760            3.09              14,803.36
        211       Exxon Mobil Corporation                           35.020            2.86               7,389.22
         83       Kerr-McGee Corporation                            44.280            4.07               3,675.24
+        87       Norsk Hydro ASA                                   42.260            3.04               3,676.62
        120       Occidental Petroleum Corporation                  30.990            3.36               3,718.80
        165       Premcor, Inc.                                     21.830            0.00               3,601.95
+       165       Royal Dutch Petroleum Company                     44.290            3.05               7,307.85
+       104       Total S.A.                                        69.570            2.71               7,235.28
        256       Unocal Corporation                                28.810            2.78               7,375.36
         96       Valero Energy Corporation                         37.940            1.05               3,642.24
 ----------                                                                                         -------------
      4,368                                                                                         $  146,342.18
 ==========                                                                                         =============


See "Notes to Portfolios".



FINANCIAL INSTITUTIONS PORTFOLIO


   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks primarily issued by financial institutions. The Portfolio also seeks current dividend income as a secondary objective. Financial institutions generally include insurance companies, banks, thrifts, savings and loans, consumer and industrial finance companies, securities brokerage companies, real estate investment companies, investment managers and leasing companies. The Portfolio may invest in some or all of these sectors. The financial sector is currently the largest sector of the Standard & Poor's 500 Index in terms of market value, representing approximately 20% of the total value of that index. When selecting companies for inclusion in this Portfolio, the Sponsor considered elements such as geographic location of the institutions, credit trends, interest rates, individual investor activity and the level of premiums in the insurance industry. Depending upon the type of financial institution, both value and growth metrics may be considered.

   Proper financial planning gives investors the potential to achieve their goals. Proper planning in the past may have meant opening a savings account. However, most investors today feel a need to seek greater growth potential with broader diversification of investments, such as money-market accounts, high-risk securities or even an insurance package. Many investors rely on intermediaries to help them select the appropriate investments, such as insurance companies, banks, investment firms, consumer and commercial finance companies, and securities brokerage companies.


   There is no assurance that the trends discussed herein will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. As with any investment, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         --------------
                CAPITAL MARKETS
        834       Ameritrade Holding Corporation           $         7.140            0.00%         $    5,954.76
        940       E*TRADE Group, Inc.                                6.170            0.00               5,799.80
        200       J.P. Morgan Chase & Company                       30.420            4.47               6,084.00
         92       Lehman Brothers Holdings, Inc.                    65.780            0.73               6,051.76
                COMMERCIAL BANKS
         84       Bank of America Corporation                       72.470            3.53               6,087.48
        131       PNC Financial Services Group                      45.980            4.18               6,023.38
        105       SunTrust Banks, Inc.                              57.950            3.11               6,084.75
        267       U.S. Bancorp                                      22.700            3.61               6,060.90
        158       Wachovia Corporation                              38.700            3.00               6,114.60
        129       Wells Fargo & Company                             47.560            2.52               6,135.24
                CONSUMER FINANCE
        140       Capital One Financial Corporation                 42.770            0.25               5,987.80
        702       Providian Financial Corporation                    8.400            0.00               5,896.80
                DIVERSIFIED FINANCIAL SERVICES
        159       Citigroup, Inc.                                   38.230            2.09               6,078.57
                INSURANCE
        180       ACE Limited                                       33.840            2.25               6,091.20
        192       AFLAC, Inc.                                       32.120            0.87               6,167.04
        238       Arthur J. Gallagher & Company                     25.920            2.78               6,168.96
        102       Chubb Corporation                                 58.980            2.44               6,015.96
        222       First American Corporation                        27.520            1.45               6,109.44
+       233       Platinum Underwriters Holdings, Ltd.              26.020            1.23               6,062.66
                REAL ESTATE
        151       Vornado Realty Trust                              41.000            6.63               6,191.00
                THRIFTS & MORTGAGE FINANCE
         89       Countrywide Financial Corporation                 68.060            0.76               6,057.34
         83       Fannie Mae                                        72.920            2.14               6,052.36
        101       Freddie Mac                                       60.860            1.71               6,146.86
        155       Washington Mutual, Inc.                           38.870            3.09               6,024.85
 ----------                                                                                         -------------
      5,687                                                                                         $  145,447.51
 ==========                                                                                         =============


See "Notes to Portfolios".



MORGAN STANLEY CONSUMER INDEX PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Consumer IndexSM prior to the date of the Portfolio's formation. The index is comprised of consumer-oriented, brand name companies diversified across various sectors such as healthcare, financials, capital goods, and basic materials, with a concentration in consumer staples.

   The daily activities of many people are often an automatic process but well-known and well-respected market leaders generally manufacture the products that people use every day. Many consumers unconsciously use the products of manufacturers or brands that they are loyal to for their consistent quality and appeal, however, it may be beneficial to consider the potential of investing in these companies. Getting consumers to accept a completely new brand name can be difficult. A brand with a leading market share often has a competitive edge in achieving market share growth and pricing flexibility. This flexibility may create opportunities to leverage the brand's name by developing innovative product lines and to take advantage of the growth potential that international expansion may offer. In turn, by expanding, strong brands may have more opportunities to maintain their market share.

   Rising wealth in some of the world's emerging markets appears to have caused many major U.S. consumer products companies to build operations overseas. The primary avenue of growth for household non-durables companies may be found in developing nations. The demographics of Latin American and Asian countries are evolving in ways that may offer growth opportunities for consumer staples makers. Youthful populations, growing labor forces, increased purchasing power, and urbanization are among factors that may contribute to growth in demand for consumer non-durables in these countries. This could offer growth opportunities for consumer staple manufacturers who enter a market early and make a strong name for themselves.

   Hypothetical annual price returns for the Morgan Stanley Consumer IndexSM and actual annual price returns for the Standard & Poor's 500 Index are shown in the following table.


                               CONSUMER        S&P 500
              YEAR               INDEX          INDEX
              ----             --------       --------
        6/23 - 12/31/92         9.78%           7.84%
             1993              (5.44)           7.06
             1994               1.65           (1.54)
             1995              34.82           34.11
             1996              15.52           20.26
             1997              30.92           31.01
             1998              22.78           26.67
             1999              (5.90)          19.52
             2000              12.34          (10.14)
             2001              (9.71)         (13.04)
             2002             (15.10)         (23.37)
        Through 4/30/03        (1.34)           4.22


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The actual returns of the Portfolio will vary from the performance of the Morgan Stanley Consumer Index because after the Portfolio's formation, the stocks in the index may change, or their amounts may be adjusted or rebalanced which changes will not be reflected in the composition of the Portfolio. The Portfolio is generally expected to remain the same throughout its life, both in terms of identity of stocks and proportionate relationship (in terms of number of shares) in connection with an investment in the Portfolio. The returns of the Morgan Stanley Consumer Index represent the actual changes in value of the index without dividends and reflect the hypothetical sales charge and expenses of the Portfolio. The returns of the S&P 500 Index represent the actual changes in value of the index without dividends.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings. As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before they invest.




PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         --------------
                CONSUMER DISCRETIONARY
        313       McDonald's Corporation                   $        18.160            1.29%         $    5,684.08
        159       Newell Rubbermaid, Inc.                           27.540            3.05               4,378.86
        307       Walt Disney Company                               17.820            1.18               5,470.74
                CONSUMER STAPLES
        229       Albertson's, Inc.                                 21.080            3.61               4,827.32
        119       Altria Group, Inc.                                33.520            7.64               3,988.88
        102       Anheuser-Busch Companies, Inc.                    51.760            1.51               5,279.52
        113       Coca-Cola Company                                 44.110            2.00               4,984.43
         92       Colgate-Palmolive Company                         58.500            1.64               5,382.00
        199       ConAgra Foods, Inc.                               21.630            4.58               4,304.37
        107       General Mills, Inc.                               44.920            2.45               4,806.44
        156       Gillette Company                                  32.660            1.99               5,094.96
        104       Kimberly-Clark Corporation                        49.610            2.74               5,159.44
        120       PepsiCo, Inc.                                     42.980            1.49               5,157.60
         55       Procter & Gamble Company                          90.030            1.82               4,951.65
        214       Safeway, Inc.                                     18.770            0.00               4,016.78
        162       Sysco Corporation                                 29.500            1.49               4,779.00
        172       Walgreen Company                                  31.160            0.48               5,359.52
        103       Wal-Mart Stores, Inc.                             52.470            0.69               5,404.41
                FINANCIALS
         82       American International Group, Inc.                55.860            0.37               4,580.52
                HEALTH CARE
        130       Abbott Laboratories                               41.240            2.38               5,361.20
         91       Johnson & Johnson                                 54.630            1.76               4,971.33
        100       Medtronic, Inc.                                   48.400            0.52               4,840.00
         88       Merck & Company, Inc.                             56.650            2.54               4,985.20
        226       Schering-Plough Corporation                       17.500            3.89               3,955.00
        133       Wyeth                                             41.750            2.20               5,552.75
                INDUSTRIALS
        100       Emerson Electric Company                          48.480            3.24               4,848.00
         99       W.W. Grainger, Inc.                               45.250            1.64               4,479.75
                INFORMATION TECHNOLOGY
        127       Automatic Data Processing                         33.310            1.44               4,230.37
                MATERIALS
        144       International Flavors & Fragrances, Inc.          31.980            2.00               4,605.12
        127       Sealed Air Corporation                            43.400            0.00               5,511.80
 ----------                                                                                         -------------
      4,273                                                                                         $  146,951.04
 ==========                                                                                         =============


See "Notes to Portfolios".



MORGAN STANLEY TECHNOLOGY INDEXSM PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Technology IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. The index is the exclusive property and is a service mark of Morgan Stanley.

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   Hypothetical annual total returns for the Morgan Stanley Technology Index and actual annual total returns for the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.


                   MORGAN
                   STANLEY         S&P           S&P
                 TECHNOLOGY        500       TECHNOLOGY
                    INDEX         INDEX         INDEX
                  --------      --------      --------
  1995              47.18%        37.11%       42.83%
  1996              19.87         22.68        41.37
  1997              14.71         33.10        26.09
  1998              93.96         28.58        72.95
  1999             108.51         20.89        75.10
  2000             (29.14)        (9.10)      (39.97)
  2001             (26.48)       (11.88)      (23.78)
  2002             (45.48)       (22.10)      (37.41)
  Through
    4/30/03          9.87          4.83         8.59



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The actual returns of the Portfolio will vary from the performance of the Morgan Stanley Technology Index because after the Portfolio's formation, the stocks in the index may change, or their amounts may be adjusted or rebalanced which changes will not be reflected in the composition of the Portfolio. The Portfolio is generally expected to remain the same throughout its life, both in terms of identity of stocks and proportionate relationship (in terms of number of shares) in connection with an investment in the Portfolio. The returns of the Morgan Stanley Technology Index represent the actual changes in value of the index plus the dividend return and reflect the hypothetical sales charge and expenses of the Portfolio. The S&P 500 Index and S&P Technology Index returns show the actual changes in value of each index plus the dividend return for each year.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. In recent years, many technology stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. The Portfolio is appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. You should read the "Risk Factors" section before you invest.




PORTFOLIO
------------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------        ---------------      -----------         --------------
                CONSUMER DISCRETIONARY - INTERNET
                & CATALOG RETAIL
        126       Amazon.com, Inc.                         $        31.560            0.00%         $    3,976.56
         49       eBay, Inc.                                        96.600            0.00               4,733.40
                CONSUMER DISCRETIONARY - MEDIA
        252       AOL Time Warner, Inc.                             13.720            0.00               3,457.44
                INFORMATION TECHNOLOGY - COMMUNICATIONS
                EQUIPMENT
        281       Cisco Systems, Inc.                               15.940            0.00               4,479.14
        408       Juniper Networks, Inc.                            12.640            0.00               5,157.12
        470       Motorola, Inc.                                     8.550            1.87               4,018.50
+       226       Nokia Oyj                                         16.880            1.53               3,814.88
        130       QUALCOMM, Inc.                                    30.270            0.66               3,935.10
        527       Tellabs, Inc.                                      6.840            0.00               3,604.68
                INFORMATION TECHNOLOGY - COMPUTERS
                & PERIPHERALS
        253       Apple Computer, Inc.                              18.100            0.00               4,579.30
        135       Dell Computer Corporation                         30.360            0.00               4,098.60
        611       EMC Corporation                                    9.300            0.00               5,682.30
        247       Hewlett-Packard Company                           16.880            1.90               4,169.36
         50       International Business Machines Corporation       86.450            0.74               4,322.50
                INFORMATION TECHNOLOGY - ELECTRONIC
                EQUIPMENT & INSTRUMENTS
        197       Agilent Technologies, Inc.                        15.510            0.00               3,055.47
+       425       Flextronics International, Ltd.                    9.120            0.00               3,876.00
                INFORMATION TECHNOLOGY - INTERNET
                SOFTWARE & SERVICES
        182       Yahoo!, Inc.                                      25.950            0.00               4,722.90
                INFORMATION TECHNOLOGY - SERVICES
+       235       Accenture, Ltd.                                   17.080            0.00               4,013.80
        112       Automatic Data Processing, Inc.                   33.310            1.44               3,730.72
        209       Electronic Data Systems Corporation               18.210            3.29               3,805.89
        104       First Data Corporation                            40.180            0.20               4,178.72
                INFORMATION TECHNOLOGY - SEMICONDUCTORS
                & SEMICONDUCTOR EQUIPMENT
        295       Applied Materials, Inc.                           13.750            0.00               4,056.25
        187       Broadcom Corporation                              20.000            0.00               3,740.00
        221       Intel Corporation                                 18.670            0.43               4,126.07
        305       Micron Technologies, Inc.                         10.030            0.00               3,059.15
+       183       STMicroelectronics N.V.                           20.660            0.29               3,780.78
        227       Texas Instruments, Inc.                           18.770            0.45               4,260.79
        156       Xilinx, Inc.                                      27.030            0.00               4,216.68
                INFORMATION TECHNOLOGY - SOFTWARE
        222       Computer Associates International, Inc.           19.450            0.41               4,317.90
         70       Electronic Arts, Inc.                             60.390            0.00               4,227.30
         97       Intuit, Inc.                                      40.550            0.00               3,933.35
        161       Microsoft Corporation                             24.800            0.32               3,992.80
        393       Oracle Corporation                                12.170            0.00               4,782.81
        273       PeopleSoft, Inc.                                  15.210            0.00               4,152.33
        180       VERITAS Software Corporation                      24.200            0.00               4,356.00
 ----------                                                                                         -------------
      8,199                                                                                         $  144,414.59
 ==========                                                                                         =============



See "Notes to Portfolios".



PREFERRED SECURITIES PORTFOLIO

   The Portfolio seeks an attractive level of current income by investing in a diversified portfolio primarily consisting of preferred securities, such as trust preferred securities and preferred stocks. The portfolio was selected by Cohen & Steers Capital Management, Inc., the "Portfolio Consultant". Security selection was based on both fundamental factors and relative value comparisons. Cohen & Steers implemented a proprietary selection model to screen for relative value among well over one thousand securities. Since preferred securities typically are subordinated instruments, Cohen & Steers carefully weighed both issuer credit fundamentals and security standing within the corporate and capital structure. In addition, security diversification by issuer and industry was also accorded a key role in portfolio construction.


   Cohen & Steers' selection process was based on both fundamental factors and relative value comparisons. The firm utilized both "top-down" and "bottom-up" processes to uncover value. Cohen & Steers implemented macroeconomic and sector views to make "top-down" judgments as to potential relative performance of securities within particular industry sectors. Cohen & Steers formed its views by assessing such factors as economic indicators, earnings trends, sector fundamentals, security supply and demand, regulatory issues, and U.S. and global events. From an individual security, or "bottom-up" perspective, Cohen & Steers placed primary emphasis on fundamental credit quality. Cohen & Steers closely monitored earnings, revenue, capitalization and other trends. Since preferred securities typically are subordinated instruments, Cohen & Steers also carefully weighed individual security standing within each issuer's corporate and capital structure. Cohen & Steers utilized a proprietary electronic model that allows the firm simultaneously to sort for value among hundreds of issues. Cohen & Steers' model also adjusts for issuer call features and other structural factors, in addition to liquidity and other market factors. The portfolio construction process incorporated broader issues, such as diversification by issuer and industry, a focus on call protection, and credit quality and liquidity.


   Preferred securities are unique securities that combine some of the characteristics of both stocks and bonds. Like bonds, the preferred securities selected for the Portfolio generally pay a fixed rate of return and are sold on the basis of current yield. However, like stocks, they are traded on major securities exchanges. Although the underlying securities typically pay quarterly distributions of income, the Portfolio is designed to make monthly distributions. Preferred securities are "senior securities" which have preference over common stocks, but not debt, of an issuer. Generally, the issuing company must pay all income on its preferred securities before additional earnings are made available for distribution to common stockholders. Preferred securities typically have a yield advantage over common stocks as well as comparably rated fixed income investments.

   The Portfolio invests primarily in trust preferred securities and preferred stocks. Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Income payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Unlike preferred stocks, distributions for trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

   Similar to bonds, many preferred stocks offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights.

   With the exception of certain extraordinary events, the securities selected for the Portfolio, on average, are non-callable for approximately three years from the Initial Date of Deposit, which has the potential to provide a degree of protection against disruptions in your monthly income over that period. After this period, certain of the securities may be called by their issuers, which would reduce the amount of your monthly income.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.


   THE PORTFOLIO CONSULTANT. Founded in 1986, Cohen & Steers Capital Management Inc. has approximately $7.0 billion in assets under management, primarily in real estate investment trusts (REITs) and including more than $600 million in preferred securities. Cohen & Steers manages separate account portfolios for institutional investors, including some of the world's largest pension funds and endowments. In addition, the firm manages open- and closed-end mutual funds for both retail and institutional investors. Cohen & Steers is among the largest REIT managers in the U.S. and employs a significant research and trading staff. Many investors have come to view Cohen & Steers as an important source for income-oriented investment products. Cohen & Steers currently manages over $650 million in REIT preferred securities. William Scapell, former Director of Preferred Securities Research at Merrill Lynch, heads up this investment area. Bill is also in charge of analyzing and recommending preferred securities of major U.S and international companies that make up the $180 billion corporate preferred market. Cohen & Steers also acts as Supervisor of the Portfolio. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolio is not a managed fund and will generally not sell or replace Securities. Please refer to "Objectives and Securities Selection" for a discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolio.





PORTFOLIO
------------------------------------------------------------------------------------------------------------------------
                                                                                                           COST OF
NUMBER                                                               REDEMPTION         MARKET VALUE       SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                  RATING (4)      PROVISIONS (5)     PER SHARE (2)      PORTFOLIO (2)
----------      ----------------------------        ----------       --------------      -------------     -------------
       195      Abbey National Plc                       A           11/9/06 @ 25.92     $     26.780      $   5,222.10
                7.375%
       165      Aetna, Inc.                             BBB          6/18/06 @ 25              26.920          4,441.80
                8.500% Due 8/31/2041
       167      Bank One Capital Trust VI              BBB+          10/15/06 @ 25             26.800          4,475.60
                7.200% Due 10/15/2031
       194      Comerica Capital Trust I               BBB+          7/31/06 @ 25              26.800          5,199.20
                7.600% Due 7/1/2050
       146      Countrywide Capital IV                 BBB+          4/11/08 @ 25              25.490          3,721.54
                6.750% Due 4/1/2033
       203      Develop Diversified Realty             BBB-          3/28/08 @ 25              25.550          5,186.65
                8.000%
       167      Dominion CNG Capital Trust I           BBB-          10/23/06 @ 25             26.640          4,448.88
                7.800% Due 10/31/2041
       167      DTE Energy Trust I                     BBB-          2/1/07 @ 25               27.050          4,517.35
                7.800% Due 2/1/2032
       139      Energy East Capital Trust I            BBB-          7/24/06 @ 25              26.760          3,719.64
                8.250% Due 7/31/2031
       220      Entergy Louisiana, Inc.                BBB+          4/1/07 @ 25               26.900          5,918.00
                7.600% Due 4/1/2032
       138      Equity Office Properties Trust          BBB          7/29/07 @ 25              26.790          3,697.02
                7.750%
       168      Fleet Capital Trust VIII               BBB+          3/8/07 @ 25               26.620          4,472.16
                7.200% Due 3/15/2032
       179      Ford Motor Credit Company               BBB          2/27/07 @ 25              24.890          4,455.31
                7.600% Due 3/1/2032
       240      General Motors                          BBB          2/14/07 @ 25              24.800          5,952.00
                7.250% Due 2/15/2052
       281      HRPT Properties Trust Series B         BBB-          9/12/07 @ 25              26.250          7,376.25
                8.750%
       199      Janus Capital Group, Inc.              BBB+          4/5/07 @ 25               26.170          5,207.83
                7.875% Due 4/15/2032
       139      Lincoln National Capital V Series E     BBB          11/19/06 @ 25             26.660          3,705.74
                7.650% Due 11/1/2050
       214      ML Preferred Capital Trust V            A-           9/30/08 @ 25              26.810          5,737.34
                7.280%
       174      New Plan Excel Realty Trust Series E   BBB-          4/21/08 @ 25              25.790          4,487.46
                7.625%
       166      Partnerre Capital Trust I               A-           11/21/06 @ 25             26.940          4,472.04
                7.900% Due 12/31/2031
        84      PLC Capital Trust IV                   BBB+          9/25/07 @ 25              26.350          2,213.40
                7.250% Due 9/25/2032
       169      Public Storage Series V                BBB+          9/30/07 @ 25              26.460          4,471.74
                7.500%
       206      Sears Roebuck Acceptance               BBB+          5/1/08 @ 25               25.250          5,201.50
                7.400% Due 2/1/2043


PORTFOLIO (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
                                                                                                           COST OF
NUMBER                                                               REDEMPTION         MARKET VALUE       SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                  RATING (4)      PROVISIONS (5)     PER SHARE (2)      PORTFOLIO (2)
----------      ----------------------------        ----------       --------------      -------------     -------------
       166      Southern Company Capital Trust VI      BBB+          7/31/07 @ 25        $     26.790      $   4,447.14
                7.125% Due 6/30/2042
       140      Telephone & Data Systems                A-           12/5/06 @ 25              26.550          3,717.00
                7.600% Due 12/1/2041
       222      USB Capital IV                         BBB+          11/1/06 @ 25              26.770          5,942.94
                7.350% Due 11/1/2031
       194      Verizon New England, Inc.               A+           5/10/07 @ 25              26.980          5,234.12
                7.000% Due 5/15/2042
       164      Viacom, Inc.                            A-           6/30/06 @ 25              26.900          4,411.60
                7.250% Due 6/30/2051
       167      Virginia Power Capital Trust            BBB          8/23/07 @ 25              26.540          4,432.18
                7.375% Due 7/30/2042
       227      Walt Disney Company                    BBB+          10/24/06 @ 25             26.200          5,947.40
                7.000% Due 11/1/2031
       220      XL Capital Limited Series B             A-           11/18/07 @ 25             27.050          5,951.00
                7.625%
------------                                                                                               ------------
      5,620                                                                                                $ 148,383.93
============                                                                                               ============


See "Notes to Portfolios."



NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on May 19, 2003 and have a settlement date of May 22, 2003 (see "The Portfolios"). Shown under this heading for the Preferred Securities Portfolio is the issuer name, stated dividend or income distribution rate of each Security expressed as a percentage of par or stated value, and scheduled maturity date of each Security; each Security in this Portfolio was originally issued with a par or stated value per share equal to $25.


   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                 PROFIT
                                                 COST TO        (LOSS) TO
                                                 SPONSOR         SPONSOR
                                             --------------   -------------
Biotechnology & Pharmaceutical Portfolio     $   143,834     $      (4)
Cohen & Steers REIT Income Portfolio         $   151,375     $      (2)
Energy Portfolio                             $   146,342     $      --
Financial Institutions Portfolio             $   145,448     $      --
Morgan Stanley Consumer Index Portfolio      $   146,951     $      --
Morgan Stanley Technology Index Portfolio    $   144,429     $     (14)
Preferred Securities Portfolio               $   148,384     $      --


     "+" indicates that the security was issued by a foreign company or a subsidiary of a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.

   (4) All ratings are by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. unless otherwise indicated. "*" indicates that the rating of the security is by Moody's Investor Service, Inc. "NR" indicates that the rating service did not provide a rating for that security. For a brief description of the ratings see "Description of Security Ratings" in the Information Supplement.

   (5) The Securities are first redeemable on such date and at such price as listed in this column. The Securities may be redeemable at declining prices thereafter but not below the par or stated value. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed Securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the Securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions to Unitholders will generally be reduced by the amount of the dividends or other income which otherwise would have been paid with respect to redeemed Securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by the Portfolio will be distributed to Unitholders. Certain of the Securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.






     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below for each Portfolio other than the Preferred Securities Portfolio.

   MORGAN STANLEY TECHNOLOGY INDEXSM PORTFOLIO

     Accenture Limited. Accenture Limited provides management and technology consulting services and solutions. The company delivers a range of specialized capabilities and solutions to clients across all industries on a worldwide basis. Accenture's network of businesses provides consulting, technology, outsourcing, and alliances,

     Agilent Technologies, Inc. Agilent Technologies, Inc. provides solutions to markets within the communications, electronics, and life sciences industries. The company designs and manufactures test, measurement and monitoring instruments, semiconductors and optical components, and chemical analysis instruments, systems and services.

     Amazon.com, Inc. Amazon.com, Inc. an online retailer, sells books, music, videotapes, audiotapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

   AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and TimeInc.

     Apple Computer, Inc. Apple Computer, Inc. designs, manufactures, and markets personal computers and related personal computing and communicating solutions. The company's products are sold primarily to education, creative, consumer, and business customers. Apple's products include its Apple Macintosh line of computers, as well as related software and peripherals.

     Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

     Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

   Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products for the Internet. The company's Internet Protocol-based networking solutions are installed at corporations, public institutions and telecommunication companies worldwide. The company's solutions transport data, voice, and video within buildings, across campuses, and around the world.

     Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

   Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

   eBay, Inc. eBay, Inc. is a person-to-person trading community on the Internet. The company's service is used by buyers and sellers for the exchange of personal items such as coins, collectibles, computers, memorabilia, stamps, and toys. eBay is a fully automated, topically arranged 24-hour service on which sellers can list items for sale and buyers can bid on the prices.

     Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios and Jane's Combat Simulations brand names.

   Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

   EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

   First Data Corporation. First Data Corporation provides electronic commerce solutions. The company offers a variety of processing solutions, including credit, debit, check, and pre-paid payments, along with value-added information and Internet based services.

   Flextronics International Limited. Flextronics International Limited provides electronics manufacturing services. The company's customers include original equipment manufacturers in the telecommunications, networking, computer, consumer electronics, and medical device industries.

   Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

   International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides computer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

     Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

     Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

     Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets dynamic random access memory chips (DRAMs), very fast static random access memory chips (SRAMs), Flash Memory, other semiconductor components, and memory modules.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

   Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

   Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

   PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

   QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

   STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

     Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

     Texas Instruments Inc. Texas Instruments Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

     Veritas Software Corporation. Veritas Software Corporation designs, develops, and markets enterprise storage management products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

     Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

     Yahoo! Inc.Yahoo! Inc., a global Internet media company, offers an online guide to web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

   MORGAN STANLEY CONSUMER INDEXSM PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

     Altria Group, Inc. Altria Group, Inc. is the parent company of Kraft Foods, Philip Morris International, Philip Morris USA, and Philip Morris Capital Corporation. The company is also a shareholder in the brewer, SABMiller Plc. Altria's brands include Marlboro cigarettes, Oreo cookies, Kraft cheeses, Maxwell House coffee, Nabisco crackers, and Philadelphia cream cheese.

     American International Group, Inc. American International Group, Inc., through its subsidiaries, provides a variety of insurance and insurance-related services in the United States and overseas. The company writes property and casualty and life insurance, as well as provides financial services.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheets, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

     Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

   Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

     ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets for retail consumers, restaurants and institutions. The company's operations are classified into four segments: Packaged Foods, Food Ingredients, Agricultural Products and Meat Processing. ConAgra's products include brands such as Hunt's, Healthy Choice Butterball, Banquet, Bumble Bee, Reddi-wip, Orville, Redenbacher's and Slim Jim.

   Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

     General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include Cheerios cereal, Betty Crocker dessert mixes, Pop Secret microwave popcorn, Gold Medal flour, and Yoplait yogurt. General Mills also has joint venture operations focused on ready-to-eat cereals, helper dinner mixes and snack foods worldwide.

   Gillette Company. Gillette Company manufactures male and female grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries. The company's products include blades, razors, shaving preparations, and hair epilation devices. Gillette's products are sold worldwide.

     International Flavors & Fragrances, Inc. International Flavors & Fragrances, Inc. creates and manufactures flavor and fragrance products. The company's fragrance products are sold to manufacturers of perfumes, cosmetics, soaps and detergents, and its flavor products to manufacturers of prepared foods, beverages, dairy foods, pharmaceuticals, and confectionery products.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   Kimberly-Clark Corporation. Kimberly-Clark Corporation manufactures tissue, personal care, and health care products, as well as business, correspondence, and technical papers. The company sells its products under brand names such as Huggies, Depend, Kotex, Kleenex, Tecnol, and Page. Kimberly-Clark sells its products around the world.

   McDonald's Corporation. McDonald's Corporation operates and franchises quick-service restaurant businesses under the McDonald's brand. The company's restaurants serve a varied, yet limited, value-priced menu in countries around the world. McDonald's also operates other restaurant concepts under the Boston Market, Chipotle Mexican Grill, and Donatos Pizzeria brands.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

     Newell Rubbermaid, Inc. Newell Rubbermaid, Inc. manufactures and markets consumer products which are sold through a variety of retail and wholesale distribution channels. The company's products include housewares, juvenile products, home furnishings, office products, and hair accessories. Newell Rubbermaid's products are sold under the Calphalon, Rubbermaid, Goody, Levolor, Berol, and other brand names.

   PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

   Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

     Safeway, Inc. Safeway, Inc. operates a retail food and drug chain in the United States and Canada under the Safeway, Carr-Gottstein, Dominick's, Genuardi's, Randall/Tom Thumb, and Vons names. The company also has a network of distribution, manufacturing, and food processing facilities. In addition, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in Mexico.

   Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

   Sealed Air Corporation. Sealed Air Corporation manufactures and sells protective and specialty packaging products to a diverse group of customers throughout the world. The company's products include Instapak polyurethane foam packaging systems, Cryovac polystyrene foam trays, Bubble Wrap air cellular cushioning materials, Instapak protective mailers, and Korrvu suspension packaging.

   Sysco Corporation. Sysco Corporation is a foodservice marketing and distribution organization, providing food and related products and services to customers in the United States and portions of Canada. The company also distributes personal care guest amenities, housekeeping supplies, room accessories, and textiles to the lodging industry. In addition, Sysco supplies health and beauty aid products.

     Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. operates discount stores and Supercenters, as well as Sam's Clubs. The company's Wal-Mart discount stores and Supercenters offer merchandise such as apparel, housewares, small appliances, electronics, and hardware. Wal-Mart operates in the United States, Canada, Argentina, Brazil, Germany, Mexico, Korea, United Kingdom, and Puerto Rico.

   Walgreen Company. Walgreen Company operates retail drugstores. The company's stores sell prescription and nonprescription drugs, general merchandise, liquor and beverages, cosmetics, and tobacco products. Walgreen operates stores in the United States and Puerto Rico.

   Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

     W.W. Grainger, Inc. W.W. Grainger, Inc. distributes maintenance, repair and operating supplies, and related information to the commercial, industrial, contractor, and institutional markets in North America. The company's products include motors, HVAC equipment, lighting, hand and power tools, pumps, and electrical equipment.

   Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

   BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Aetna, Inc. Aetna, Inc. provides healthcare and related benefits, serving health care members, dental members, and group insurance customers. The company provides health care, dental, vision, pharmacy, group life, disability, and long term care coverage. Aetna serves customers throughout the United States.

     Alcon, Inc. Alcon, Inc., an eye care company, develops, manufactures, and markets pharmaceuticals, surgical equipment and devices, and contact lens care and other care products that treat conditions of the eye. Alcon sells its products throughout the world.

     Allergan, Inc. Allergan, Inc. is a global health care company providing eye care and specialty pharmaceutical products worldwide. The company develops and commercializes products in the eye care, neuromuscular and skin care markets that satisfy unmet medical needs and improve patients' lives. Allergan markets its products under brand names such as Alphagan, Botox, Complete, and Tazorao.

     Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Biogen, Inc. Biogen, Inc. develops, manufactures, and markets drugs for human health care. The company develops and tests products used for the treatment of multiple sclerosis, kidney diseases, inflammatory diseases, and cardiovascular diseases, as well as focuses on developmental biology and gene therapy. Biogen sells AVONEX to treat relapsing forms of multiple sclerosis.

   Biovail Corporation. Biovail Corporation is a full-service pharmaceutical company involved in the formulation, clinical testing, registration, manufacturing, and marketing of oral controlled-release products. The company applies its drug delivery technologies to drug compounds to develop both branded and generic products, which are sold throughout North America.

   Boston Scientific Corporation. Boston Scientific Corporation develops, manufactures, and markets minimally invasive medical devices. The company's products are used in cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, pulmonary medicine, radiology, urology, and vascular surgery. Boston Scientific's products are used to diagnose and treat a wide range of medical problems.

     Caremark Rx, Inc. Caremark Rx, Inc. provides pharmaceutical services in the United States. The company provides prescription benefit management, therapeutic pharmaceutical services, and associated disease management programs. Caremark Rx provides its services to corporations, insurance companies, unions, government employee groups, and managed care organizations.

   Chiron Corporation. Chiron Corporation is a biotechnology company that participates in the biopharmaceuticals, blood testing, and vaccines markets. The company develops products for preventing and treating cancer, infection, and cardiovascular disease. Chiron's products include Proleukin, recombinant human platelet-derived growth factor, and traditional pediatric and adult vaccines.

     Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and Eastern Europe.

     Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

   Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

     Gilead Sciences, Inc. Gilead Sciences, Inc. is a biopharmaceutical company that discovers, develops, and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. The company has six marketed products and focuses its research and clinical programs on anti-infectives, including antivirals, antifungals, and antibacterials.

   GlaxoSmithKline Plc. GlaxoSmithKline Plc is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The Group, which also provides laboratory testing and disease management services, specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders

     Health Management Associates, Inc. Health Management Associates, Inc. operates general acute care hospitals in rural communities located primarily in the southeastern and southwestern United States. The company's facilities offer a wide range of medical and surgical services.

   IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rituxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

   MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

     St. Jude Medical, Inc. St. Jude Medical, Inc. develops, manufactures, and distributes medical devices for the worldwide cardiovascular market. The company serves patients and its health care customers with products and services including heart valves, cardiac rhythm management systems, specialty catheters, and other

   Teva Pharmaceutical Industries Limited. Teva Pharmaceutical Industries Limited develops manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women and Copaxone for treatment of multiple sclerosis. Teva develops novel drugs for diseases of the central nervous system.

   UnitedHealth Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

   Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

     Zimmer Holdings, Inc. Zimmer Holdings, Inc., through its subsidiary, designs, develops, manufactures, and markets orthopedic reconstructive implants and fracture management products. The company also manufactures and markets other products relating to orthopedic and general surgery. Zimmer markets its products in the United States and other countries around the world.

   ENERGY PORTFOLIO

     Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

   BP Plc. BP Plc. is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

   ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

   ConocoPhillips. ConocoPhillips is an international, integrated energy company which operates in several business segments. The company explores for and produces petroleum, and refines, markets, supplies, and transports petroleum. ConocoPhillips also gathers and processes natural gas, and produces and distributes chemicals and plastics.

     Diamond Offshore Drilling, Inc. Diamond Offshore Drilling, Inc. drills offshore oil and gas wells on a contract basis. The company is a world-wide deep water driller with a fleet of offshore rigs, consisting of semisubmersibles, jack-ups, and drillships.

     ENSCO International, Inc. ENSCO International, Inc. is an international offshore contract drilling company. The company also provides marine transportation services in the Gulf of Mexico.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   FMC Technologies, Inc. FMC Technologies, Inc. designs, manufactures, and services systems and products used in offshore, particularly deepwater, exploration and production of crude oil and natural gas. The company also provides advanced handling and processing systems to industrial customers. FMC Technologies' subsea products include drilling and production systems, subsea tree systems, and fluid control systems.

   GlobalSantaFe Corporation. GlobalSantaFe Corporation is an international offshore and land contract driller. The company owns and operates a fleet consisting of marine and land drilling rigs located in various countries throughout the world. GlobalSantaFe also provides drilling related services to the petroleum industry, including third-party rig operations, incentive drilling, and management services.

   Halliburton Company. Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers discrete services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas.

     Helmerich & Payne, Inc. Helmerich & Payne, Inc. provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

   Kerr-McGee Corporation. Kerr-McGee Corporation explores for and produces oil and natural gas in various countries around the world. The company focuses on offshore activities primarily in the Gulf of Mexico and the North Sea. Kerr-McGee also produces and markets titanium dioxide pigment.

   Nabors Industries, Limited. Nabors Industries, Limited is a land drilling contractor, and also performs well servicing and workovers. The company conducts oil, gas, and geothermal land drilling operations in the continental United States, Alaska, and Canada, as well as in South and Central America and the Middle East. Nabors' well-site services include oilfield management, well logging, and other support services.

   Norsk Hydro ASA. Norsk Hydro ASA an industrial company. The company transforms natural resources such as hydroelectric power, oil, and gas into industrial products and energy. Hyrdo explores for and produces oil and gas. The company is a producer of mineral fertilizers, aluminum products, and magnesium, as well as industrial chemicals and petrochemicals. Norsk Hydro operates worldwide.

   Occidental Petroleum Corporation. Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride, vinyl chloride monomer, and ethylene dichloride, as well as specialty chemicals.

     Premcor, Inc. Premcor, Inc. refines and supplies transportation fuels, heating oil, petrochemical feedstocks, petroleum coke, and other petroleum products. The company owns and operates refineries located in Texas, Ohio, and Illinois.

     Rowan Companies, Inc. Rowan Companies, Inc. performs contract drilling of oil and gas wells in the United States and internationally. The company also provides aviation services, as well as operates a mini-steel mill, a heavy equipment manufacturing plant, and a marine rig construction yard.

   Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, and produces solar cells.

   Schlumberger Limited. Schlumberger Limited is a technology services company consisting of two business segments. Schlumberger Oilfield Services provides technology services and solutions to the international petroleum industry; SchlumbergerSema provides information technology services to the telecommunications, energy and utilities, finance, transport, and public sector markets.

   Total SA. Total SA explores for, produces, refines, transports, and markets oil and natural gas. The company also operates a chemical division which produces polypropylene, polyethylene, polystyrene, rubber, paint, ink, adhesives, and resins. Total operates gasoline filling stations in Europe, the United States, and Africa.

     Transocean, Inc. Transocean, Inc. is an offshore drilling contractor. The company owns or operates mobile offshore drilling units, inland drilling barges, and other assets utilized in the support of offshore drilling activities worldwide. Transocean specializes in technically demanding segments of the offshore drilling business, including deepwater and harsh environment drilling services.

   Unocal Corporation. Unocal Corporation explores for and produces natural gas and crude oil. The company's principal production operations are in North America, Asia, and the North Sea. Unocal also produces geothermal energy with operations in Indonesia and the Philippines.

   Valero Energy Corporation. Valero Energy Corporation is an independent petroleum refining and marketing company that owns and operates refineries in the United States and Canada. The company also operates retail sites under the Valero, Diamond Shamrock, Ultramar, Total, and Beacon brands. In addition, Valero owns a proprietary pipeline network.

   Weatherford International Limited. Weatherford International Limited provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

   FINANCIAL INSTITUTIONS PORTFOLIO

   Ace Limited. Ace Limited is the holding company for the Ace Group of Companies, a property and casualty insurance business. The Group provides a diversified range of products and services to clients through operations in countries around the world. Ace provides specialty insurance and reinsurance products.

   AFLAC, Inc. AFLAC, Inc. provides supplemental insurance to individuals in the United States and Japan. The company's products help fill gaps in consumers' primary insurance coverage. AFLAC's products include cancer expense insurance, care plans, supplemental general medical expense plans, and living benefit plans.

   Ameritrade Holding Corporation. Ameritrade Holding Corporation provides online brokerage services. The company, through its private client and institutional client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading, and execution needs of self-directed individual investors, financial institutions, and corporations.

   Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and nonbanking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

     Capital One Financial Corporation. Capital One Financial Corporation provides a variety of products and services to consumers through its subsidiaries. The company, through Capital One Bank, offers credit card products. Capital One F.S.B. provides certain consumer lending and deposit services. Capital One Services, Inc. provides operating, administration, and other services to the corporation.

   Chubb Corporation. Chubb Corporation, a holding company, offers property and casualty insurance, which includes personal, standard commercial and specialty commercial insurance. The company provides insurance coverage principally in the United States, Canada, Europe, Australia, and parts of Latin America and the Far East.

     Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

   Countrywide Financial Corporation. Countrywide Financial Corporation provides mortgage banking and diversified financial services in domestic and international markets. The company's consumer businesses include mortgages, insurance, and other financial products. Countrywide's business-to-business activities encompass capital markets, transaction processing, and insurance.

     E*TRADE Group, Inc. E*TRADE Group, Inc. provides online investing services for self-directed investors through its website. The company provides automated order placement and execution, personalized portfolio tracking, and real-time market analysis. E*TRADE also provides Internet banking services through its wholly owned subsidiary, E*TRADE Bank.

   Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

   Freddie Mac. Freddie Mac is a stockholder-owned corporation established by the United States Congress to create a continuous flow of funds to mortgage lenders. The corporation supplies lenders with the money to make mortgages and packages the mortgages into marketable securities. The system is designed to create a stable mortgage credit system and reduce the rates paid by homebuyers.

   First American Corporation. First American Corporation provides business information and related products and services. The company provides title insurance and closing services, and real estate information and services. First American also provides consumer information and services, including home warranties, credit reporting, property and casualty insurance, pre-employment screening, and investment advisor.

   Arthur J. Gallagher & Company. Arthur J. Gallagher & Company and its subsidiaries provide insurance brokerage, risk management, employee benefit, and other related services to clients in the United States and abroad. The company's principal activity is the negotiation and placement of insurance for its clients. Gallagher also specializes in furnishing risk management services.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

     Lehman Brothers Holdings, Inc. Lehman Brothers Holdings, Inc. is an investment banking firm. The company's activities include capital raising for clients through securities underwriting and direct placements, corporate finance, merchant banking, securities sales and trading, research services and private client services. Lehman Brothers operates worldwide.

   Platinum Underwriters Holdings, Limited. Platinum Underwriters Holdings, Limited is a holding company that provides property and casualty reinsurance coverages to insurers and select reinsurers on a worldwide basis. The company's reinsurance segments include global property and marine, global casualty which includes general liability, auto liability, professional liability, workers' compensation and accident and health.

   PNC Financial Services Group. PNC Financial Services Group is a diversified financial services organization. The company provides regional banking, wholesale banking and asset management services nationally and in the company's primary regional markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky.

   Providian Financial Corporation. Providian Financial Corporation is a diversified consumer lender. The company offers a variety of loan products, including credit cards, revolving lines of credit, secured credit cards, and fee-based products. Providian operates in the United States.

     SunTrust Banks, Inc. SunTrust Banks, Inc. is a super-regional bank holding company. The company's subsidiary banks operate in Florida, Georgia, Alabama, Maryland, Tennessee, Virginia, and the District of Columbia. SunTrust provides a wide range of financial services such as credit cards, mortgage banking, insurance, brokerage and capital markets services.

     U.S. Bancorp. U.S. Bancorp is a diversified financial services company that provides lending and depository services, cash management, foreign exchange and trust and investment management services. The company also engages in credit card services, mortgage banking, insurance, brokerage, leasing and investment banking. U.S Bancorp operates in the Midwest and Western United States.

   Vornado Realty Trust. Vornado Realty Trust is a fully-integrated real estate investment trust that owns, manages and leases office properties in the New York City & Washington, DC metropolitan areas. The company holds shopping center properties in the US and Puerto Rico, the Merchandise Mart Properties portfolio, and partnership interests in cold storage warehouse facilities nationwide and Alexander's, Inc.

   Wachovia Corporation. Wachovia Corporation, a multi-bank holding company, provides financial services to retail and corporate customers. The company operates full-service banking offices in various East Coast states and Washington, D.C. Wachovia also offers asset and wealth management, capital markets, and securities brokerage services and products throughout the United States and internationally.

     Washington Mutual, Inc. Washington Mutual, Inc. is a financial services company that provides a diversified line of products and services to consumers and small to mid-sized businesses. The company offers consumer banking, mortgage lending, commercial banking, and consumer finance throughout the United States. Washington Mutual also markets annuities and other insurance products.

   Wells Fargo & Company. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally.

   COHEN & STEERS REIT INCOME PORTFOLIO

   AMB Property Corporation. AMB Property Corporation acquires and operates industrial properties throughout the United States. AMB's property portfolio is located in major distribution markets near airports, seaports, and freeway systems.

   Archstone-Smith Trust. Archstone-Smith Trust is a real estate investment trust that owns, develops, acquires, and operates apartments. The company's apartments are located in protected locations in major metropolitan areas across the United States. Archstone-Smith owns garden-style and high-rise properties.

     Arden Realty, Inc. Arden Realty, Inc. is a real estate investment trust which owns, acquires, manages, renovates, operates, manages, and leases commercial office properties in Southern California. The company operates through its controlling interest in Arden Realty Limited Partnership.

     Avalonbay Communities, Inc. Avalonbay Communities, Inc. is a self-managed, fully-integrated multi-family real estate investment trust. The company focuses on the ownership and operation of institutional-quality apartment communities in high barrier-to-entry markets of the United States. The markets are located in Northern and South California and in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest region.

     Boston Properties, Inc. Boston Properties, Inc. develops, redevelops, acquires, manages, operates, and leases office, industrial, and hotel properties. The company has a significant presence in the Massachusetts, Washington, D.C., California, Maryland, New Jersey, and Virginia markets.

     BRE Properties, Inc. BRE Properties, Inc. is a real estate investment trust which owns and operates multi-family communities and other income-producing properties in the Western United States.

   Camden Property Trust. Camden Property Trust is a self-administered and self-managed real estate investment trust. The company owns and operates multifamily apartment communities located in the Southwest region of the United States. The properties are located in Texas, Florida, Missouri, North Carolina, Arizona and Kentucky.

   CarrAmerica Realty Corporation. CarrAmerica Realty Corporation is a real estate investment trust. The company focuses primarily on the acquisition, development, ownership and operation of value office properties in select suburban markets across the United States. CarrAmerica owns interests in a portfolio of operating office properties in markets including Seattle, Denver, Dallas, Chicago, Atlanta, Phoenix and others.

     CBL & Associates Properties, Inc. CBL & Associates Properties, Inc. is a self managed, self administered real estate investment trust. The company owns regional shopping malls and community shopping centers in the United States.

   Developers Diversified Realty Corporation. Developers Diversified Realty Corporation is a real estate investment trust that develops, leases, and manages shopping centers. The company's properties are located primarily in the East and Midwest United States.

   Equity Office Properties Trust. Equity Office Properties Trust is a real estate investment trust that owns and manages office properties. The Trust has a portfolio of buildings located in various states across the United States. Equity Office provides a wide range of office space for local, regional, and national customers.

   Equity Residential. Equity Residential is a self-administered and self-managed real estate investment trust that owns and operates multifamily properties. The company owns apartments located throughout the United States.

     General Growth Properties, Inc. General Growth Properties, Inc. is a real estate investment trust (REIT). The company owns, operates, leases, acquires and expands enclosed regional shopping mall centers throughout the United States. The REIT, with its operating partnership also has unconsolidated equity interests in other regional mall companies.

   Health Care Property Investors, Inc. Health Care Property Investors, Inc. is a real estate investment trust. The Trust invests in health care related real estate throughout the United States. Health Care's properties include long term care facilities, acute care hospitals, rehabilitation hospitals, assisted living and congregate care facilities, medical office buildings, and physician group practice clinics.

     Home Properties of New York, Inc. Home Properties of New York, Inc. is a self-administered, self-managed and fully integrated real estate investment trust ("REIT"). The company owns, manages, acquires, develops and re-develops multifamily residential real estate in select Northeast, Midwest, and Mid-Atlantic markets.

   Keystone Property Trust. Keystone Property Trust is a self-administered and self-managed real estate investment trust. The company focuses on industrial and office properties located in the Mid-Atlantic and Northeast states. Keystone provides big box industrial warehouse space for corporate distribution and logistics providers to East Coast population centers.

   Kilroy Realty Corporation. Kilroy Realty Corporation is a real estate investment trust engaged in the ownership, acquisition, development and operation of office and industrial properties located in California, Washington, and Arizona.

   Kimco Realty Corporation. Kimco Realty Corporation is a real estate investment trust (REIT). The company owns and operates neighborhood and community shopping centers. These shopping centers are generally anchored by supermarkets, department stores or drugstores. The company also provides management services for shopping centers owned by affiliated entities and various real estate joint ventures.

   Liberty Property Trust. Liberty Property Trust is a real estate investment trust (REIT) which owns suburban office and industrial properties. The company operates through its Liberty Property Limited Partnership subsidiary.

   Macerich Company. Macerich Company is a fully integrated, self-administered and self-managed real estate investment trust. The company acquires, owns, redevelops, manages, and leases regional and community shopping centers located throughout the United States.

   Mack-Cali Realty Corporation. Mack-Cali Realty Corporation is a fully integrated, self administered, self managed real estate investment trust (REIT) providing management, leasing, development, construction, and other tenant related services for its class A real estate portfolio. The properties are primarily office and office/flex buildings located in the Northeast.

   Mills Corporation. Mills Corporation is a real estate investment trust
(REIT). The company owns, develops, leases, manages, and markets a portfolio of properties consisting of super-regional retail and entertainment-oriented centers under the Mills and Block names. Mills also owns community shopping centers.

     Pan Pacific Retail Properties, Inc. Pan Pacific Retail Properties, Inc. is a self-administered and self-managed real estate investment trust (REIT) that was formed in April 1997. The Trust owns and manages community and neighborhood shopping centers located in four key Western United States markets.

   Prentiss Properties Trust. Prentiss Properties Trust is a self-administered and self-managed real estate investment trust (REIT). The Trust owns, manages, acquires, leases, develops, and builds industrial properties throughout the United States.

   ProLogis. ProLogis provides distribution facilities and services. The company has distribution facilities owned, managed, and under development in various markets throughout North America, Europe, and Japan.

     Public Storage, Inc. Public Storage, Inc. is a real estate investment trust that invests primarily in existing mini-warehouses, self-service facilities which offer storage space for personal and business use. The company also acquires properties for other commercial and industrial uses. Most of the properties operate under the Public Storage name in metropolitan areas throughout the United States.

   Ramco-Gershenson Properties Trust. Ramco-Gershenson Properties Trust owns, develops, acquires, manages and leases regional malls, community shopping centers and single tenant properties, nationally. The REIT'S portfolio consists of properties located in Michigan, Ohio, Florida, New York, New Jersey, Maryland, Georgia and Wisconsin, North Carolina, South Carolina, Tennessee and Alabama.

   Reckson Associates Realty Corporation. Reckson Associates Realty Corporation is a self-managed and self-administered real estate investment trust. The company owns, develops, acquires, leases, and manages office and industrial properties in the New York Tri-State area.

   Rouse Company. Rouse Company, through its subsidiaries and affiliates, owns, manages, acquires and develops income-producing and other real estate in the United States. Properties include retail centers, office buildings, mixed-use projects, community retail centers, hotels and management of a retail center in Canada. In addition, Rouse develops and sells land to developers in MD and NV.

     Simon Property Group, Inc. Simon Property Group, Inc. is a self-administered and self-managed, real estate investment trust. The company is engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers.

   SL Green Realty Corporation. SL Green Realty Corporation is a fully integrated, self-administered and self-managed real estate investment trust. The Trust owns, manages, leases, acquires, and repositions Class B office properties in Manhattan located in New York.

     Ventas, Inc. Ventas, Inc. is a self administered, self managed real estate investment trust that owns long-term acute care hospitals, nursing centers, assisted living facilities, and healthcare office properties.

   Vornado Realty Trust. Vornado Realty Trust is a fully-integrated real estate investment trust that owns, manages and leases office properties in the New York City & Washington, DC metropolitan areas. The company holds shopping center properties in the US and Puerto Rico, the Merchandise Mart Properties portfolio, and partnership interests in cold storage warehouse facilities nationwide and Alexander's, Inc.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 393:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 393 as of May 20, 2003. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 393 as of May 20, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   May 20, 2003




                             STATEMENTS OF CONDITION

                               AS OF MAY 20, 2003

                                                       BIOTECHNOLOGY &   COHEN & STEERS                       FINANCIAL
                                                       PHARMACEUTICAL      REIT INCOME        ENERGY        INSTITUTIONS
INVESTMENT IN SECURITIES                                  PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                   $     143,830     $     151,373    $     146,342    $     145,448
                                                        -------------     -------------    -------------    -------------
     Total                                             $     143,830     $     151,373    $     146,342    $     145,448
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                            $         454     $         429    $         706    $         723
     Deferred sales charge liability (3)                       1,961             2,064            1,996            1,983
     Creation and development fee liability (4)                  872               917              887              882
Interest of Unitholders--
     Cost to investors (5)                                   145,290           152,910          147,820          146,920
     Less: Gross underwriting commission,
         creation and development fee and
         organization costs (2)(4)(5)(6)                       4,747             4,947            5,067            5,060
                                                        -------------     -------------    -------------    -------------
         Net interest to Unitholders (5)                     140,543           147,963          142,753          141,860
                                                        -------------     -------------    -------------    -------------
     Total                                             $     143,830     $     151,373    $     146,342    $     145,448
                                                        =============     =============    =============    =============
Units outstanding                                             14,529            15,291           14,782           14,692
                                                        =============     =============    =============    =============
Net asset value                                        $       9.765     $       9.765    $       9.765    $       9.765
                                                        =============     =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.


(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.


(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)Assumes the first year sales charge only.





                             STATEMENTS OF CONDITION

                               AS OF MAY 20, 2003

                                                                             MORGAN           MORGAN
                                                                             STANLEY          STANLEY
                                                                            CONSUMER        TECHNOLOGY        PREFERRED
                                                                              INDEX            INDEX         SECURITIES
INVESTMENT IN SECURITIES                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     146,951    $     144,415    $     148,384
                                                                          -------------    -------------    -------------
     Total                                                               $     146,951    $     144,415    $     148,384
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         709    $         697    $         223
     Deferred sales charge liability (3)                                         2,004            1,969            5,021
     Creation and development fee liability (4)                                    891              875              899
Interest of Unitholders--
     Cost to investors (5)                                                     148,440          145,880          149,890
     Less: Gross underwriting commission, creation and
         development fee and organization costs (2)(4)(5)(6)                     5,093            5,006            7,649
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       143,347          140,874          142,241
                                                                          -------------    -------------    -------------
     Total                                                               $     146,951    $     144,415    $     148,384
                                                                          =============    =============    =============
Units outstanding                                                               14,844           14,588           14,989
                                                                          =============    =============    =============
Net asset value                                                          $       9.765    $       9.765    $       9.565
                                                                          =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.


(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.


(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)Assumes the first year sales charge only.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Cohen & Steers Capital Management, Inc., as Supervisor of the Cohen & Steers REIT Income Portfolio and Preferred Securities Portfolio, Van Kampen Investment Advisory Corp., as Supervisor of all other Portfolios, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. If you purchase Units designated with a Classic CUSIP number or a FeeDom CUSIP number, your Units will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit, provided, however, that with respect to the Financial Institutions Portfolio such deposits will be in amounts which will maintain, as nearly as practicable, an equal dollar amount of each Security for the first 90 days of the life of the Financial Institutions Portfolio. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.

   You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio.

   The Portfolio Consultant of the Cohen & Steers REIT Income Portfolio and the Preferred Securities Portfolio is not an affiliate of the Sponsor. The Sponsor did not select the Securities for these Portfolios. The Portfolio Consultant of these Portfolios may use the lists of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Cohen & Steers REIT Income Portfolio and the Preferred Securities Portfolio pay for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant, if any, nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or the Sponsor, as applicable, applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.

RISK FACTORS OF PREFERRED
SECURITIES PORTFOLIO
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of securities in the Preferred Securities Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. You can lose money by investing in this Portfolio. No one can guarantee that the Portfolio will achieve its objective or that your investment return will be positive over any period. The Information Supplement, which is available upon request, contains a more detailed discussion of risks related to your investment.

   MARKET RISK. Market risk is the risk that the value of the securities in the Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer or insurer, or ratings on a security. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. The Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   INTEREST RATE RISK. Interest rate risk is the risk that securities in the trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

   CREDIT AND DIVIDEND PAYMENT RISK. Credit risk is the risk that an issuer of a security in the trust is unable or unwilling to make dividend and/or principal payments. Portfolio preferred securities are subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made. Such interest payments are dependent on the financial condition of the issuer. Dividend payments for both preferred stocks and trust preferred securities may not be paid at all or may generally be deferred for up to 20 consecutive quarters.

   CALL RISK. Call risk is the risk that the issuer prepays or "calls" a security before its stated maturity. An issuer might call a security if interest rates fall and the security pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a security, the Portfolio will distribute the principal to you but your future income distributions will fall. You might not be able to reinvest this principal at as high a yield. A security's call price could be less than the price the Portfolio paid for the security and could be below the security's par value. This means that you could receive less than the amount you paid for your Units. If enough securities in the Portfolio are called, the Portfolio could terminate early. Some or all of the securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events. The call provisions are described in general terms in the "Portfolio" under "Redemption Provisions".

   TRUST PREFERRED SECURITIES. The Portfolio invests primarily in trust preferred securities. You should understand these securities before you invest. Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Distribution payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if the Portfolio had received current income. In such a case, Unitholders will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.


   PREFERRED STOCKS. The Portfolio also invests significantly in preferred stocks. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.


   FINANCIAL SERVICES COMPANIES. The Portfolio invests significantly in financial services companies or related subsidiaries. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest.

   The Portfolio invests significantly in banks and other financial services companies or related subsidiaries. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   REDUCED DIVERSIFICATION. The Portfolio involves the risk that the Portfolio will become smaller and less diversified as securities are sold, are called or mature. This could increase your risk of loss and increase your share of Portfolio expenses.

   QUALITY RISK. Security quality risk is the risk that a security will fall in value if a rating agency decreases the security's rating.

   TAX AND LEGISLATION RISK. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. In particular, the President has proposed tax legislation which, among other things, would exempt certain regular corporate dividends from taxation. No one can predict whether this legislation will be adopted or amended by Congress and no one can predict the impact that this or any other legislation might have on the trust or its portfolio securities.

   LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

    SPECIAL REDEMPTION. The Trustee will redeem Units purchased in a "wrap fee" or other fee-based account on the Special Redemption Date set forth in the "Summary of Essential Financial Information." If a substantial amount of Units are held by these accounts, this process could significantly reduce the size of your Portfolio and cause expenses to increase or cause the Portfolio to terminate before its Mandatory Termination Date.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

RISK FACTORS OF ALL OTHER PORTFOLIOS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.

   As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   INDEX CORRELATION. The Morgan Stanley Technology IndexSM and Morgan Stanley Consumer IndexSM Portfolios invest in stocks from the Morgan Stanley Technology IndexSM and the Morgan Stanley Consumer IndexSM selected prior to the date of each Portfolio's formation. The stocks in these Portfolios will not change if the index components, or their weightings within the index, change. The performance of these Portfolios may not correspond with the index for this reason and because the Portfolios incur a sales charge and expenses.

   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Morgan Stanley Consumer Index Portfolio invests exclusively in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Financial Services Companies. The Financial Institutions Portfolio invests exclusively in banks and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolio invests exclusively in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Real Estate Investment Trusts. The Cohen & Steers REITIncome Portfolio invests exclusively in real estate investment trusts. Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    overbuilding and increased competition for tenants,

     o    oversupply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   Technology Issuers. The Morgan Stanley Technology Index Portfolio invests exclusively in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   Utility and Energy Issuers. The Energy Portfolio invests in utility and energy companies or in companies related to the utility or energy industries. Many utility and energy companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the your Portfolio.

    Utility and energy companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility and energy company stocks may decline because governmental regulation controlling these industries can change. This regulation may prevent or delay the company from passing along cost increases to its customers which could hinder the company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the these industries may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   FOREIGN ISSUERS. Certain Portfolios may invest significantly in stocks of foreign companies, these Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign stock held directly. Some ADRs may experience less liquidity than the underlying stocks traded in their home market.

   SMALL COMPANIES. Certain Portfolios may invest in stocks issued by small companies which generally include those with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

    LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

    SPECIAL REDEMPTION. The Trustee will redeem Units designated with a Classic CUSIP number on the Special Redemption Date set forth in the "Summary of Essential Financial Information." If a substantial amount of Units are held by these accounts, this process could significantly reduce the size of a Portfolio and cause expenses to increase or cause a Portfolio to terminate before its Mandatory Termination Date.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. Unitholders who redeem or sell their Units of a Portfolio other than the Preferred Securities Portfolio on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the second year deferred sales charge. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on May 20, 2004, the secondary market sales charge for the Preferred Securities Portfolio will be 4.50% and will not include deferred payments. This sales charge will reduce by 0.5% on each subsequent May 20 to a minimum of 3.00%. The first year sales charge (maximum sales charge for the Preferred Securities Portfolio) is reduced during the initial offering period as follows:


                                PREFERRED
       TRANSACTION             SECURITIES       ALL OTHER
         AMOUNT*                PORTFOLIO      PORTFOLIOS
     --------------            -----------     -----------
Less than $25,000                 4.95%           2.95%
$25,000 - $49,999                 4.75            2.75
$50,000 - $99,999                 4.50            2.50
$100,000 - $249,999               4.00            2.25
$250,000 - $499,999               3.50            2.00
$500,000 - $999,999               2.50            1.50
$1,000,000 or more                1.25            1.00

---------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units of the Preferred Securities Portfolio purchased in these Fee Accounts will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." By purchasing Units of the Preferred Securities Portfolio in a Fee Account, you are electing to have your Units deemed to be automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell your Units on any business day prior to this date. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time. If you redeem Units of a Portfolio other than the Preferred Securities Portfolio on or prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge at the time of redemption.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   The Trustee has no cash for distribution to Unitholders until it receives income payments on the Securities in the Cohen & Steers REIT Income Portfolio and the Preferred Securities Portfolio. The Trustee is authorized to provide its own funds, at times, in order to advance income distributions. The Trustee will recover these advancements when such income is received.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Trust.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                              PREFERRED       ALL OTHER
       TRANSACTION           SECURITIES      PORTFOLIOS
         AMOUNT*              PORTFOLIO   (FIRST YEAR ONLY)
     --------------          ----------    ---------------
Less than $25,000               3.70%          2.20%
$25,000 - $49,999               3.50           2.10
$50,000 - $99,999               3.25           1.90
$100,000 - $249,999             3.00           1.70
$250,000 - $499,999             2.75           1.50
$500,000 - $999,999             1.75           1.10
$1,000,000 or more              0.90           0.75

---------------
* The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Portfolio, this regular concession or agency commission will amount to 2.70% per Unit for the Preferred Securities Portfolio and 1.30% per Unit for all other Portfolios.

   For transactions involving Unitholders who hold Units of a Portfolio other than the Preferred Securities Portfolio designated with a Regular CUSIP number after the Special Redemption Date set forth in the "Summary of Essential Financial Information," the regular concession or agency commission will include an additional amount equal to the lesser of $0.12 per Unit or 1.20% of the lowest Public Offering Price per Unit at which Units were sold during the initial offering period. This amount will be paid by the Sponsor to broker-dealers and selling firms following the Special Redemption Date with respect each Unit designated with a Regular CUSIP number sold by such broker-dealer or selling firm which remains outstanding after the Special Redemption Date.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD               CONCESSION
------------------------------             ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of the Preferred Securities Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Morgan Stanley DW Inc., Prudential Securities Inc., UBS PaineWebber Inc. and Wachovia Securities, Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. Units of a Portfolio other than the Preferred Securities Portfolio sold on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid $0.155 per Unit second year deferred sales charge remaining after such date.The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. Please contact your financial adviser for more information. Units of the Preferred Securities Portfolio purchased in these Fee Accounts will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." By purchasing Units of the Preferred Securities Portfolio with a FeeDom CUSIP number, you are electing to have your Units automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell your Units on any business day prior to this date. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total                                0.60%
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends, interest (each pro rated on an annual basis in the case of the Cohen & Steers REIT Income Portfolio and the Preferred Securities Portfolio) and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   The income distribution to the Unitholders of the Cohen & Steers REIT Income Portfolio and the Preferred Securities Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder's pro rata share of the estimated annual income distributions in the Income Account. Because income payments are not received by a Portfolio at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase an ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments (Units redeemed on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed any unpaid second year deferred sales charge remaining after such date, regardless of the CUSIP number of such Units). During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   SPECIAL REDEMPTION FOR CLASSIC AND FEEDOM CUSIPS. On the Special Redemption Date set forth in the "Summary of Essential Financial Information," the Trustee will automatically redeem Units designated with a Classic CUSIP number or a FeeDom CUSIP number. The CUSIP numbers are set forth under "Portfolio Information" in the "Summary of Essential Financial Information" in this prospectus. CUSIP means Committee on Uniform Security Identification Procedures. CUSIP numbers are used by the financial industry to process securities transactions. Unitholders who hold Classic or FeeDom CUSIP Units will receive a cash distribution of their redemption proceeds as described in the previous section in connection with this special redemption unless the Unitholder elects to receive an in-kind distribution of portfolio securities as described above five business days prior to the Special Redemption Date. Of course, all Unitholders may tender their Units for redemption on any business day.

   You should consider a Classic CUSIP if you intend to hold your investment for 15 months or less. You should consider a Regular CUSIP if you intend to hold your investment for the entire term of a Portfolio. FeeDom CUSIP Units are used only for purchases in certain qualified Fee Accounts in connection with the Preferred Securities Portfolio as described under "Fee Accounts". Regular CUSIP Units in a Portfolio will remain outstanding after this special redemption unless tendered for redemption by a Unitholder. Unitholders, other than those holding Units in Fee Accounts, may request a change in the CUSIP number of their Units at any time provided that the request is received by the Trustee or Sponsor no less than five business days prior to the Special Redemption Date.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of income and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing income and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   ASSETS OF THE PORTFOLIOS. Each Portfolio will hold one or more of the following: (i) preferred or common stocks in domestic and foreign corporations (the "Stocks"), (ii) equity interests in real estate investment trusts (the "REIT Shares"), or (iii) trust preferred securities of domestic and/or foreign corporations (the "Debt Obligations"). All of the assets held by a Portfolio constitute the "Portfolio Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity, the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes and the Debt Obligations constitute debt, the interest on which is includible in gross income, for federal income tax purposes.

   PORTFOLIO STATUS. A Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends, interest, accruals of original issue discount and market discount, and capital gains, if any) from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If a Portfolio disposes of Portfolio Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Portfolio Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Portfolio Asset by apportioning the cost of your Units, generally including sales charges, among each Portfolio Asset ratably according to its value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

   DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit for six months or less or if a Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.

   DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally not be entitled to the dividends received deduction with respect to many dividends received by a Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs, or for dividends with respect to trust preferred securities that are treated as debt for federal income tax purposes. Because the Debt Obligations are treated as debt (not equity) for federal income tax purposes, distributions from the Debt Obligations are not eligible for the dividends received deduction.

   DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Debt Obligations may have been sold with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

   Some of the Debt Obligations may give the issuers a right to defer payments on the Debt Obligations. Such Debt Obligations are subject to special treatment under the original issue discount rules. Among other things, this treatment may result in you being required to recognize income for federal income tax purposes in a particular year with respect to a Debt Obligation even though the actual cash payments on the Debt Obligation have been deferred to a later year.

   Some Debt Obligations may have been purchased by you or a Portfolio at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price a Portfolio pays for a Debt Obligation or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when a Portfolio receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

   Alternatively, some Debt Obligations may have been purchased by you or a Portfolio at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation (generally including sales charges) exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

   If the price of your Units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When a Portfolio receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

   This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Portfolio Assets (an "In-Kind Distribution") when you redeem your Units or at a Portfolio's termination. By electing to receive an In-Kind Distribution, you will receive Portfolio Assets plus, possibly, cash.

   You will not recognize gain or loss if you only receive Portfolio Assets in exchange for your pro rata portion of the Portfolio Assets held by a Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion of a Portfolio Asset.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of a Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by a Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   FOREIGN, STATE AND LOCAL TAXES. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from a Portfolio or on gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

   Some distributions by a Portfolio may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid by a Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, a Portfolio will not be taxed as a corporation, and the income of a Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.


PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor for Portfolios other than the Cohen & Steers REIT Income Portfolio, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". The Supervisor's fee for the Cohen & Steers REIT Income Portfolio and the Preferred Securities Portfolio is charged as a percentage of average daily net asset value and accrues daily and is paid quarterly. The fee for all other Portfolios is charged as a dollar amount per Unit and is paid as described above under "General". The fees paid to the Sponsor and its affiliate may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Cohen & Steers REITIncome Portfolio will pay a license fee to Cohen & Steers Capital Management, Inc. for the use of certain service marks.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




TABLE OF CONTENTS
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          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     4
   Biotechnology & Pharmaceutical Portfolio....     9
   Cohen & Steers REIT Income Portfolio........    11
   Energy Portfolio............................    14
   Financial Institutions Portfolio............    16
   Morgan Stanley Consumer Index Portfolio.....    18
   Morgan Stanley Technology Index Portfolio...    20
   Preferred Securities Portfolio..............    22
   Notes to Portfolios.........................    26
   The Securities..............................    27
   Report of Independent Certified
      Public Accountants.......................    44
   Statements of Condition ....................    45
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors of Preferred
      Securities Portfolio.....................   A-2
   Risk Factors of All Other Portfolios........   A-5
   Public Offering.............................   A-9
   Retirement Accounts.........................  A-14
   Fee Accounts................................  A-14
   Rights of Unitholders.......................  A-15
   Portfolio Administration....................  A-18
   Taxation....................................  A-20
   Portfolio Operating Expenses................  A-23
   Other Matters...............................  A-24
   Additional Information......................  A-24
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO393
                                                                          #36664
                                                                          #37544
                                                                          #36685
                                                                          #37251
                                                                          #36661




                                   PROSPECTUS
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                                  MAY 20, 2003




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                         BIOTECHNOLOGY & PHARMACEUTICAL
                              PORTFOLIO, SERIES 23

                 COHEN & STEERS REIT INCOME PORTFOLIO, SERIES 7

                           ENERGY PORTFOLIO, SERIES 7

                   FINANCIAL INSTITUTIONS PORTFOLIO, SERIES 18

                          MORGAN STANLEY CONSUMER INDEX
                              PORTFOLIO, SERIES 10

                         MORGAN STANLEY TECHNOLOGY INDEX
                              PORTFOLIO, SERIES 29

                    PREFERRED SECURITIES PORTFOLIO, SERIES 1




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



               Please retain this prospectus for future reference




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 393


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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                                       PAGE

             Risk Factors                                                 2
             The Portfolios                                              12
             Sponsor Information                                         13
             Trustee Information                                         14
             Portfolio Termination                                       14
             Descriptions of Securities Ratings                          15

RISK FACTORS

   PRICE VOLATILITY. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall.

Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

   DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   TRUST PREFERRED SECURITIES RISKS. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

   PREFERRED STOCK RISKS. Certain securities in a Portfolio may be preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of a Portfolio to values higher or lower than those prevailing on the Initial Date of Deposit.

   FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   TECHNOLOGY ISSUERS. Certain Portfolios invest significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    FINANCIAL SERVICES. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   REAL ESTATE INVESTMENT TRUSTS. Certain Portfolios will invest in shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    overbuilding,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.

   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.

   UTILITY AND ENERGY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility and energy industries and the risks which such an investment may entail. General problems of the public utility and energy industries include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility and energy stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S.Bankruptcy Code of 1978.

   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

   In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

   Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

   SMALL-CAP COMPANIES. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

   The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

   VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIOS

   Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

   THE MORGAN STANLEY INDICES. The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION

   Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

   Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

   Van Kampen is one of the nation's largest investment management companies, with more than $68 billion in assets under management or supervision as of December 31, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner. DESCRIPTION OF SECURITIES RATINGS

   STANDARD & POOR'S ISSUE CREDIT RATINGS.

A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   Long-term issue credit ratings. Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

     AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC   An obligation rated "CC" is currently highly vulnerable to nonpayment.

     C A subordinated debt or preferred stock obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

     D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

   Plus (+) or minus (-). The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

     N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

MOODY'S PREFERRED STOCK RATINGS

     Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

     A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

     Baa Bonds and preferred stock which are rated Baa are considered as medium- grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

     Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

     Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

     C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

   Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.





                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1  List of Officers and Directors of Van Kampen Funds Inc.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolio, Series 369 (File No. 333-101485) dated December 3, 2002.


                                   SIGNATURES

     The Registrant, Van Kampen Focus Portfolios, Series 393, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314 and Series 366 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 393 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 20th day of May, 2003.

                     Van Kampen Focus Portfolios, Series 393
                            By Van Kampen Funds Inc.


                                                            By /s/ GINA COSTELLO
                                                      --------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on May 20, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman, Chief Executive Officer         )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

David M. Swanson                    Managing Director                         )

                                                               /s/ GINA COSTELLO
                                                          ----------------------
                                                             (Attorney-in-fact*)

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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.